82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026480

REGISTRANT'S NAME Thai Farmers Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4922 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/02

82-4922

02 FEB 25 AM 8:43

KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st -22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

ARS
12-31-01

Auditor's Report

To the Shareholders of Thai Farmers Bank Public Company Limited:

I have audited the consolidated balance sheets of Thai Farmers Bank Public Company Limited and its subsidiaries as at December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years then ended, and the separate financial statements of Thai Farmers Bank Public Company Limited for the same periods. The Bank's management are responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thai Farmers Bank Public Company Limited and subsidiaries as at December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the years then ended, and the separate financial position and results of its operations and cash flows of Thai Farmers Bank Public Company Limited for the same periods, in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 2.3 to the financial statements. The operations of Thai Farmers Bank Public Company Limited and its subsidiaries may continue to be affected by the economic conditions in Thailand and the Asia Pacific Region in general.

Nirand Lilamethwat
Certified Public Accountant
Registration Number 2316

KPMG Audit (Thailand) Limited
Bangkok, February 12, 2002

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

DECEMBER 31, 2001 AND 2000

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
ASSETS				
Cash	12,142,514,381.88	11,959,147,464.72	12,142,412,381.88	11,959,093,469.47
Interbank and money market items (Note 4.2)				
Domestic items				
Interest bearing	894,582,240.37	351,978,471.48	384,741,067.08	348,400,535.11
Non-interest bearing	3,294,828,518.77	1,178,194,460.52	3,295,628,283.39	1,186,792,697.67
Foreign items				
Interest bearing	160,119,894,180.23	169,962,901,466.32	160,119,894,180.23	169,962,901,466.32
Non-interest bearing	795,575,901.47	549,690,106.32	795,575,901.47	549,690,106.32
Total Interbank and Money Market Items - net	165,104,880,840.84	172,042,764,504.64	164,595,839,432.17	172,047,784,805.42
Securities purchased under resale agreements (Note 4.3)	3,700,000,000.00	200,000,000.00	3,700,000,000.00	200,000,000.00
Investments (Notes 3.4, 4.4, 4.26 and 4.31)				
Current investments - net	28,348,351,515.23	22,903,771,846.03	28,348,351,515.23	22,903,771,846.03
Long-term investments - net	93,325,287,653.71	71,054,999,513.41	76,939,249,759.26	50,730,041,421.92
Investments in subsidiaries and associated companies - net	1,427,040,248.88	1,762,954,704.71	8,177,701,409.57	10,143,410,530.47
Total Investments - net	123,100,679,417.82	95,721,726,064.15	113,465,302,684.06	83,777,223,798.42
Loans and accrued interest receivables (Note 4.5)				
Loans (Notes 3.5, 3.7 and 4.6)	476,486,785,486.16	496,140,750,274.61	466,139,990,926.36	480,719,809,175.98
Accrued interest receivables	4,072,508,087.87	4,470,344,491.83	2,102,811,356.90	2,230,518,320.40
Total Loans and Accrued Interest Receivables	480,559,293,574.03	500,611,094,766.44	468,242,802,283.26	482,950,327,496.38
Less Allowance for doubtful accounts (Notes 3.6 and 4.7)	(51,325,609,745.87)	(54,743,608,505.59)	(25,000,767,287.90)	(21,808,266,025.73)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.8)	(3,781,442,526.14)	(3,101,900,133.37)	(3,699,383,728.95)	(3,101,900,133.37)
Total Loans and Accrued Interest Receivables - net	425,452,241,302.02	442,765,586,127.48	439,542,651,266.41	458,040,161,337.28
Properties foreclosed - net (Notes 3.8 and 4.9)	14,852,450,152.14	14,766,146,920.07	11,634,406,639.66	12,670,120,346.71
Customers' liability under acceptances	611,508,834.65	705,724,677.54	611,508,834.65	705,724,677.54
Premises and equipment - net (Notes 3.9 and 4.11)	22,773,350,414.02	22,902,204,961.18	22,173,325,797.06	22,290,395,469.20
Deferred tax assets (Notes 3.10, 4.12 and 4.31)	15,146,312.33	587,648,472.69	-	587,648,472.69
Accrued income receivables	1,855,689,941.26	2,332,085,175.20	1,792,916,047.32	2,299,005,402.25
Forward exchange contract revaluation	1,893,942,551.54	1,046,131,647.42	1,893,942,551.54	1,046,131,647.42
Other assets - net (Note 3.15)	3,096,570,669.97	2,483,539,927.46	2,833,088,908.13	2,454,044,953.88
Total Assets	774,598,974,818.47	767,512,705,942.55	774,385,394,542.88	768,077,334,380.28

Pol.Gen. Pow Sarasin

Vice Chairman

Banthoon Lamsam

President

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 4.13)				
Deposits in baht	660,609,489,513.55	642,477,086,264.92	660,923,281,920.61	642,813,965,603.20
Deposits in foreign currencies	3,922,242,010.82	4,519,627,676.82	3,922,242,010.82	4,519,627,676.82
Total Deposits	664,531,731,524.37	646,996,713,941.74	664,845,523,931.43	647,333,593,280.02
Interbank and money market items (Note 4.14)				
Domestic items				
Interest bearing	4,234,769,969.99	3,614,740,581.45	4,243,512,217.37	4,202,172,052.34
Non-interest bearing	1,373,841,745.94	1,953,252,492.50	1,373,841,745.94	1,953,252,492.50
Foreign items				
Interest bearing	8,034,680,034.75	10,370,921,844.88	8,034,680,034.75	10,370,921,844.88
Non-interest bearing	179,307,683.26	298,902,842.27	179,307,683.26	298,902,842.27
Total Interbank and Money Market Items	13,822,599,433.94	16,237,817,761.10	13,831,341,681.32	16,825,249,231.99
Liability payable on demand	3,455,518,602.37	2,250,806,387.35	3,455,518,602.37	2,250,806,387.35
Securities sold under repurchase agreements (Note 4.15)	-	10,000,000.00	-	10,000,000.00
Borrowings				
Short-term borrowings (Notes 4.16 and 4.18)	-	7,500,000,000.00	-	7,500,000,000.00
Long-term borrowings (Notes 4.17, 4.18 and 4.19)	48,747,607,946.39	48,551,685,660.46	48,747,607,946.39	48,551,685,660.46
Total Borrowings	48,747,607,946.39	56,051,685,660.46	48,747,607,946.39	56,051,685,660.46
Bank's liability under acceptances	611,508,834.65	705,724,677.54	611,508,834.65	705,724,677.54
Deferred tax liabilities (Notes 3.10, 4.12 and 4.31)	3,738,463,537.34	3,694,181,154.35	3,738,463,537.34	3,694,181,154.35
Forward exchange contract revaluation	351,274,404.98	4,119,563,200.08	351,274,404.98	4,119,563,200.08
Accrued interest payables	3,685,151,716.33	4,153,576,194.69	3,685,151,716.33	4,153,576,194.69
Other liabilities	8,214,886,716.06	7,472,608,269.77	8,047,460,752.80	7,353,193,202.62
Total Liabilities	747,158,742,716.43	741,692,677,247.08	747,313,851,407.61	742,497,572,989.10

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants (Note 4.18)	2,520,432,919.21	2,520,432,919.21	2,520,432,919.21	2,520,432,919.21
Premium on expired warrants (Note 4.18)	2,999,999,280.00	2,999,999,280.00	2,999,999,280.00	2,999,999,280.00
Premium on share capital				
Premium on preferred shares (Note 4.19)	27,367,250.00	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus (Notes 3.9 and 4.11)	6,515,961,788.31	6,630,468,050.42	6,515,961,788.31	6,630,468,050.42
Revaluation surplus (deficit) on investments (Notes 3.4, 4.4 and 4.31)	1,524,876,722.23	1,090,619,354.98	1,524,876,722.23	1,090,619,354.98
Retained earnings (deficit)				
Appropriated				
Legal reserve (Note 4.21)	800,000,000.00	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves (Note 4.22)	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(87,001,481,184.97)	(88,173,511,823.92)	(87,001,481,184.97)	(88,173,511,823.92)
	27,071,543,135.27	25,579,761,391.18	27,071,543,135.27	25,579,761,391.18
Minority interests	368,688,966.77	240,267,304.29	-	-
Total Shareholders' Equity	27,440,232,102.04	25,820,028,695.47	27,071,543,135.27	25,579,761,391.18
Total Liabilities and Shareholders' Equity	774,598,974,818.47	767,512,705,942.55	774,385,394,542.88	768,077,334,380.28
Off-balance sheet items - contingencies (Note 4.27)				
Aval to bills and guarantees of loans	9,088,207,059.49	12,517,384,467.01	9,088,207,059.49	12,517,384,467.01
Liability under unmatured import bills	2,780,944,889.20	3,270,990,599.70	2,780,944,889.20	3,270,990,599.70
Letters of credit	6,529,421,619.69	7,037,816,756.84	6,529,421,619.69	7,037,816,756.84
Other contingencies	367,471,433,655.06	354,385,983,613.47	367,471,433,655.06	354,385,983,613.47

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	28,237,729,269.72	29,404,160,157.87	27,956,310,559.83	30,285,994,650.27
Interbank and money market items	5,255,063,778.55	5,433,421,385.33	5,246,856,306.24	5,421,731,344.34
Investments	5,509,678,453.93	6,089,414,917.05	4,615,121,613.66	5,039,685,115.87
Total Interest and Dividend Income	39,002,471,502.20	40,926,996,460.25	37,818,288,479.73	40,747,411,110.48
Interest expense (Note 3.3)				
Deposits	14,619,533,276.95	18,329,373,270.69	14,619,533,276.95	18,329,373,270.69
Interbank and money market items	1,033,353,213.79	1,330,689,067.36	1,033,353,213.79	1,330,689,067.36
Short-term borrowings	576,267,123.39	162,328,767.21	576,267,123.39	162,328,767.21
Long-term borrowings	5,197,841,688.23	5,742,409,651.22	5,197,841,688.23	5,742,409,651.22
Total Interest Expense	21,426,995,302.36	25,564,800,756.48	21,426,995,302.36	25,564,800,756.48
Net income from interest and dividend	17,575,476,199.84	15,362,195,703.77	16,391,293,177.37	15,182,610,354.00
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.23)	(821,785,692.75)	(4,795,783,454.46)	(1,100,702,460.34)	(4,403,691,839.53)
Loss on debt restructuring (Notes 3.7 and 4.24)	2,979,592,809.76	4,457,167,141.65	2,390,702,460.34	4,403,691,839.53
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	15,417,669,082.83	15,700,812,016.58	15,101,293,177.37	15,182,610,354.00
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 4.4)	164,959,604.71	(192,692,888.97)	1,133,643,526.15	897,343,785.82
Share of loss from investments on equity method (Notes 3.4 and 4.31)	(39,214,351.33)	(16,360,024.64)	(1,994,629,303.13)	(1,370,339,313.41)
Fees and service income				
Acceptances, aval and guarantees	813,527,629.63	593,277,913.17	813,527,629.63	593,277,913.17
Others	5,389,739,649.89	4,493,216,760.49	5,227,604,523.20	4,464,667,570.78
Gain on exchanges (Note 3.11)	1,224,280,920.68	1,152,977,044.40	1,224,280,920.68	1,152,977,044.40
Other income	624,981,136.86	972,105,251.84	598,858,624.05	942,301,006.05
Total Non-interest Income	8,178,274,590.44	7,002,524,056.29	7,003,285,920.58	6,680,228,006.81
Non-interest expenses				
Personnel expenses	7,320,902,663.07	7,376,112,770.23	7,146,371,241.11	7,266,074,237.33
Premises and equipment expenses (Notes 3.9, 4.11 and 4.31)	3,409,058,076.00	3,465,093,552.99	3,334,889,658.64	3,405,394,436.16
Taxes and duties	1,530,314,001.23	1,562,078,222.19	1,484,653,412.72	1,518,610,920.55
Fees and service expenses	2,216,104,576.46	1,761,737,716.97	1,501,470,944.01	1,620,546,027.92
Directors' remuneration	33,430,929.58	30,851,541.73	27,069,404.99	24,327,041.73
Loss on impairment of properties foreclosed (Note 3.8)	3,029,605,506.29	649,386,331.45	2,918,359,120.77	549,208,984.51
Loss on impairment of other assets	127,029,934.37	384,506,972.87	46,175,665.00	315,570,928.50
Loss on revaluation of premises and equipment (Note 4.11)	-	909,897,869.44	-	794,931,676.05
Contributions to Financial Institutions Development Fund	2,667,251,373.31	2,524,583,319.14	2,667,251,373.31	2,524,583,319.14
Other expenses	1,582,922,379.68	1,895,387,543.31	1,345,813,812.59	1,769,105,877.52
Total Non-interest Expenses	21,916,619,439.99	20,559,635,840.32	20,472,054,633.14	19,788,353,449.41
Income before income tax	1,679,324,233.28	2,143,700,232.55	1,632,524,464.81	2,074,484,911.40
Income tax expense (Notes 3.10, 4.25 and 4.31)	661,193,962.83	847,492,541.26	624,074,200.32	809,871,647.31
Net income before minority interests	1,018,130,270.45	1,296,207,691.29	1,008,450,264.49	1,264,613,264.09
Minority interests in net income	(9,680,005.96)	(31,594,427.20)	-	-
Net income	1,008,450,264.49	1,264,613,264.09	1,008,450,264.49	1,264,613,264.09
Basic earnings per share (Note 3.16)	0.43	0.54	0.43	0.54
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00

Pol.Gen. Pow Sarasin

Vice Chairman

Banthoon Lamsam

President

See notes to financial statement

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	Consolidated							
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 1999	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	3,895,412,220.00	2,664,776,851.00	(53,471,726,000.19)	261,238,533.94	31,906,587,414.45
Adjustment for the cumulative effect of the change in accounting policy for prior year (Note 4.31)	-	-	-	(1,168,623,666.00)	(880,776,529.08)	(8,577,009,289.59)	-	(10,626,409,484.67)
Balance after adjustment	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	2,726,788,554.00	1,784,000,321.92	(62,048,735,289.78)	261,238,533.94	21,280,177,929.78
Appraisal surplus	-	-	-	3,903,679,496.42	-	85,910,201.77	-	3,989,589,698.19
Revaluation surplus (deficit) on investments	-	-	-	-	(693,380,966.94)	-	-	(693,380,966.94)
Net gain (loss) not recognised in the statement of income	-	-	-	3,903,679,496.42	(693,380,966.94)	85,910,201.77	-	3,296,208,731.25
Net income	-	-	-	-	-	1,264,613,264.09	-	1,264,613,264.09
Minority interests	-	-	-	-	-	-	(20,971,229.65)	(20,971,229.65)
Ending balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	240,267,304.29	25,820,028,695.47
Adjustment for the cumulative effect of the change in accounting policy for prior year (Note 4.31)	-	-	-	-	-	-	-	-
Balance after adjustment	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	240,267,304.29	25,820,028,695.47
Appraisal surplus	-	-	-	(114,506,262.11)	-	163,580,374.46	-	49,074,112.35
Revaluation surplus (deficit) on investments	-	-	-	-	434,257,367.25	-	-	434,257,367.25
Net gain (loss) not recognised in the statement of income	-	-	-	(114,506,262.11)	434,257,367.25	163,580,374.46	-	483,331,479.60
Net income	-	-	-	-	-	1,008,450,264.49	-	1,008,450,264.49
Minority interests	-	-	-	-	-	-	128,421,662.48	128,421,662.48
Ending balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	368,688,966.77	27,440,232,102.04

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998

	The Bank						
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 1999	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	3,895,412,220.00	2,664,776,851.00	(58,845,421,022.49)	26,271,653,858.21
Adjustment for the cumulative effect of the change in accounting policy for prior year (Note 4.31)	-	-	-	(1,168,623,666.00)	(880,776,529.08)	(3,203,314,267.29)	(5,252,714,462.37)
Balance after adjustment	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	2,726,788,554.00	1,784,000,321.92	(62,048,735,289.78)	21,018,939,395.84
Appraisal surplus	-	-	-	3,903,679,496.42	-	85,910,201.77	3,989,589,698.19
Revaluation surplus (deficit) on investments	-	-	-	-	(693,380,966.94)	-	(693,380,966.94)
Net gain (loss) not recognised in the statement of income	-	-	-	3,903,679,496.42	(693,380,966.94)	85,910,201.77	3,296,208,731.25
Net income	-	-	-	-	-	1,264,613,264.09	1,264,613,264.09
Ending balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	25,579,761,391.18
Adjustment for the cumulative effect of the change in accounting policy for prior year (Note 4.31)	-	-	-	-	-	-	-
Balance after adjustment	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	25,579,761,391.18
Appraisal surplus	-	-	-	(114,506,262.11)	-	163,580,374.46	49,074,112.35
Revaluation surplus (deficit) on investments	-	-	-	-	434,257,367.25	-	434,257,367.25
Net gain (loss) not recognised in the statement of income	-	-	-	(114,506,262.11)	434,257,367.25	163,580,374.46	483,331,479.60
Net income	-	-	-	-	-	1,008,450,264.49	1,008,450,264.49
Ending balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	27,071,543,135.27

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,008,450,264.49	1,264,613,264.09	1,008,450,264.49	1,264,613,264.09
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,667,429,589.36	1,818,769,625.60	1,634,956,100.66	1,790,908,351.44
Bad debt and doubtful accounts (reversal)	(821,785,692.75)	(4,795,783,454.46)	(1,100,702,460.34)	(4,403,691,839.53)
Loss on debt restructuring	2,979,592,809.76	4,457,167,141.65	2,390,702,460.34	4,403,691,839.53
Loss (gain) on revaluation of investments	47,337,437.24	(4,465,418.93)	47,337,437.24	(4,465,418.93)
Loss (reversal) on impairment of investments	96,263,766.46	1,730,044,914.34	(876,895,691.49)	631,128,554.41
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(12,536,993.07)	(14,267,898.33)	-	-
Gain on disposal of securities for investments	(216,355,653.43)	(1,344,290,349.99)	(211,880,116.92)	(1,335,410,664.85)
Amortization of premium and discount on debt instruments	(155,070,168.35)	3,002,349,059.99	(155,149,839.64)	3,002,364,462.99
Loss on impairment of properties foreclosed	3,029,605,506.29	649,386,331.45	2,918,359,120.77	549,208,984.51
Loss on impairment of other assets	127,029,934.37	384,506,972.87	46,175,665.00	315,570,928.50
(Gain) loss on disposal of premises and equipment	(10,479,665.88)	35,351,295.99	(10,480,736.98)	35,324,751.87
Loss on revaluation of premises and equipment	-	909,897,869.44	-	794,931,676.05
Reversal on allowance for impairment of premises and equipment	(4,185,695.02)	-	(1,249,290.14)	-
Share of loss from investments on equity method	39,214,351.33	16,360,024.64	1,994,629,303.13	1,370,339,313.41
Dividend income from subsidiaries and associated companies	193,529,989.08	3,870,000.00	224,560,638.68	26,161,066.00
Deferred income tax expense	628,706,394.08	772,750,527.56	624,074,200.32	772,750,527.56
Amortization of discount on debentures	4,460,790.57	4,058,704.75	4,460,790.57	4,058,704.75
Decrease in accrued interest receivables	397,836,403.96	939,877,209.76	127,706,963.50	376,314,335.23
Decrease (increase) in other accrued income	476,395,233.94	(435,209,088.98)	506,089,354.93	(441,291,208.84)
Decrease in accrued interest payables	(468,424,478.36)	(511,221,720.76)	(468,424,478.36)	(511,221,720.76)
Increase in other accrued expenses	722,607,707.26	442,618,233.75	692,099,103.46	458,716,957.64
(Decrease) increase in other reserves	(66,560,345.00)	483,084,591.69	(66,560,345.00)	483,084,591.69
Minority interests in net income	9,680,005.96	31,594,427.20	-	-
Net income from operations before changes in operating assets and liabilities	9,672,741,492.29	9,841,062,263.32	9,328,258,444.22	9,583,087,456.76
(Increase) decrease in operating assets				
Interbank and money market items (assets)	6,951,943,116.99	(76,899,967,665.32)	7,466,004,826.44	(77,423,776,103.79)
Securities purchased under resale agreements	(3,500,000,000.00)	23,600,000,000.00	(3,500,000,000.00)	23,600,000,000.00
Investment for trading	(1,662,181,290.99)	(2,443,163,974.41)	(1,662,181,290.99)	(2,443,163,974.41)
Loans	11,970,665,228.80	3,056,971,774.87	14,460,059,008.53	4,346,755,627.21
Properties foreclosed	1,428,096,945.15	423,467,597.79	762,520,370.06	415,121,125.84
Other assets	(1,615,869,946.75)	(629,997,236.73)	(1,327,172,719.38)	(416,165,028.03)
Increase (decrease) in operating liabilities				
Deposits	17,535,017,582.63	38,443,179,180.14	17,511,930,651.41	38,599,941,535.24
Interbank and money market items (liabilities)	(2,415,218,327.16)	(7,487,601,294.16)	(2,993,907,550.67)	(6,908,959,728.37)
Liabilities payable on demand	1,204,712,215.02	(1,392,304,898.77)	1,204,712,215.02	(1,392,304,898.77)
Securities sold under repurchase agreements	(10,000,000.00)	10,000,000.00	(10,000,000.00)	10,000,000.00
Other liabilities	(3,490,596,215.71)	9,204,959,669.47	(3,508,098,508.02)	9,183,460,531.22
Net Cash Provided by (Used in) Operating Activities	36,069,310,800.27	(4,273,394,583.80)	37,732,125,446.62	(2,846,003,457.10)

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Consolidated		The Bank	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	32,087,484,932.96	43,255,248,781.51	32,058,081,828.95	43,236,489,821.77
Proceeds from redemption of held to maturity debt instruments	20,104,515,983.27	11,979,934,474.89	20,104,515,983.27	11,915,046,437.46
Proceeds from disposal of general investments	1,970,628,365.23	1,563,746,739.35	693,438,759.86	83,384,220.06
Purchase of available for sale investments	(52,042,040,552.52)	(42,367,994,354.77)	(52,042,040,552.52)	(42,318,451,645.65)
Purchase of held to maturity debt instruments	(28,889,299,529.90)	(11,507,994,763.50)	(28,820,874,687.94)	(11,443,122,129.07)
Purchase of general investments	(191,218,618.32)	(241,853,238.22)	(550,432,522.31)	(264,682,495.68)
Proceeds from disposal of premises and equipment	31,847,590.85	33,228,040.30	31,699,561.09	31,740,329.40
Purchase of premises and equipment	(1,543,218,367.92)	(1,080,872,743.05)	(1,523,194,904.61)	(1,047,085,474.53)
Net Cash (Used in) Provided by Investing Activities	(28,471,300,196.35)	1,633,442,936.51	(30,048,806,534.21)	193,319,063.76
CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on redemption of subordinated debentures	(7,500,000,000.00)	-	(7,500,000,000.00)	-
Issue of shares to minority interests	97,772,502.04	-	-	-
Dividend paid to minority interests	(12,416,188.80)	(12,708,934.00)	-	-
Net Cash Used in Financing Activities	(7,414,643,686.76)	(12,708,934.00)	(7,500,000,000.00)	-
Net increase (decrease) in cash and cash equivalents	183,366,917.16	(2,652,660,581.29)	183,318,912.41	(2,652,684,393.34)
Cash and cash equivalents at beginning of the year (Notes 3.1 and 4.1)	11,959,147,464.72	14,611,808,046.01	11,959,093,469.47	14,611,777,862.81
Cash and cash equivalents at end of the year (Notes 3.1 and 4.1)	12,142,514,381.88	11,959,147,464.72	12,142,412,381.88	11,959,093,469.47

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year				
Interest expense	21,895,419,780.72	26,076,022,477.24	21,895,419,780.72	26,076,022,477.24
Income tax	124,576,092.89	111,109,839.39	76,563,592.61	51,005,529.89

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1 GENERAL INFORMATION

Thai Farmers Bank Public Company Limited ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Thai Farmers Lane, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at December 31, 2001 and 2000, the Bank had a total staff of 10,472 and 11,499 persons, respectively.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulation of the Stock Exchange of Thailand dated November 22, 1999, regarding the Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies B.E. 2542 and in accordance with the Bank of Thailand requirements and in compliance with the announcements of the Bank of Thailand dated May 10, 2001 prescribing the forms of balance sheet and the profit and loss accounts of commercial banks and in conformity with generally accepted accounting principles in Thailand.

As required by Thai law and regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

2.2 The consolidated financial statements consist of Thai Farmers Bank Public Company Limited's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	2001	2000
Thonburi Asset Management Co., Ltd. ("Thonburi-AMC")	99.99	99.99
Chanthaburi Asset Management Co., Ltd. ("Chanthaburi-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	68.85

Thonburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 24, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 400/22 Thai Farmers Bank Building, Phaholyothin Road, Samsennai, Phayathai, Bangkok and was established with the objective of managing substandard assets transfering from Thai Farmers Bank Public Co., Ltd.

Chanthaburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 30, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transfering from Phatra Thanakit Public Co., Ltd. under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (the FIDF), Thai Farmers Bank Public Co., Ltd. and Phatra Thanakit Public Co., Ltd. dated September 29, 1999. Under this MOU, the management of substandard assets must be completed within December 31, 2004 and the results of profits or losses will thereafter be shared between the company and the FIDF in accordance with the conditions specified in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties foreclosed and the premises of Phatra Thanakit Public Co., Ltd.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Significant intercompany transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of the overseas finance subsidiary, Thai Farmers International Finance Ltd., which has been closed in 2001. The consolidated financial statements also exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.4 to these financial statements.

In November 2000, the Bank wrote off, with approval of the Bank of Thailand, the whole amount of its investment in Phatra Thanakit Public Co., Ltd. amounting to Baht 7,019.0 million which allowance for impairment has been provided for in full. According to agreement between the Bank and the FIDF, the Bank had to sell all the shares to the FIDF for 1 Baht and on July 4, 2001 the proceeds from disposal of such investments has been received.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by the economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, the cash basis is then adopted.

Income from hire purchase is recognized on the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months from their due dates in compliance with the Bank of Thailand regulation.

The asset management subsidiaries recognize interest on investment in receivables by the effective interest yield method to calculate the net present value of the expected future cash collections from the debtor in conformity with the notification of the Accounting Guideline for Transfers of Financial Assets by The Institute of Certified Accountants and Auditors of Thailand.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense on deposits and borrowings is recognized on an accrual basis.

3.4 Investments

Investments in debt and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt and marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt securities classified as held-to-maturity investments are stated at amortized cost, after deduction of allowance for impairment. Premiums and discounts are amortized by the straight-line method over the term of the related debt instruments.

The promissory notes that are received from transferring of sub-quality assets to TAMC, are classified as investments in held-to-maturity debt securities and stated at cost.

Investments in non-marketable equity securities which are not investments in subsidiaries and associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Chanthaburi Asset Management Co., Ltd., are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only accounts, investments in subsidiaries are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest bid prices at the Stock Exchange of Thailand as at the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government classified as trading investments and available-for-sale investments are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as at the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on the bid prices from the Thai bond Dealing Center as at the end of the year if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center adjusted by an appropriate risk premium is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans under overdraft agreements. Unearned discounts received in advance are presented as deduction of loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined based on the Bank of Thailand regulations and the Bank's analysis of each loan and appraisal of the financial standing of each borrower, taking into consideration the Bank's experience of loan risk and collateral value.

In accordance with the regulations of the Bank of Thailand, the Bank and the asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 4.7). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting year.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

Foreclosed assets acquired from troubled debt restructurings are recorded at the lower of fair value of the assets or total amount of debt. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections from those customers is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received from those customers and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt restructuring contracts.

3.8 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value.

Loss on impairment is charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising on the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings in 2000 is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 - 20%, as permitted by law.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.10 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax is the amount of income taxes payable in respect of the taxable profit for a year.

Income tax recoverable in future periods which resulted from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax assets only for the amount that is expected to be realized in the future.

All income tax payable in future periods resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liabilities.

3.11 Translation of Foreign Currencies

Assets, liabilities and forward contracts in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts in foreign currencies at the end of the year are translated into Baht at the reference rates announced by the Bank of Thailand on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the year.

3.12 Derivatives

Forward Exchange Contracts

The difference between the forward rate and the spot rate at the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's exposure to financial risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in fair values of contracts are recognized in accordance with the accounting treatment of revenues, expenses, gain or loss on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized on a fair value basis throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.13 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to provide an appropriate amount to the Fund each period.

3.14 Provident Fund

The Bank established a provident fund under the Provident Fund Act. B.E. 2530 and registered the Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's regulations, every employee is entitled to apply for membership, the employees contribute to the Fund at the rate of 3% of basic salary and the Bank contributes to the Fund at the rate of 3 - 4.5% upon termination of employment. The employees are entitled to the benefits upon termination of employment status except when terminated "without compensation".

3.15 Excess of Fair Value of Assets Acquired over the Cost of Investment in Subsidiary

An excess of fair value of assets acquired over the cost of investment in the subsidiary on the acquisition of TFAM in 1998, which is presented net of other assets in the consolidated financial statement, is recognized as income over a period of ten years.

3.16 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at end of year.

The effect on diluted earnings per share that results from an assumed exercise of warrants and convertible preferred shares was anti-dilutive and accordingly is not presented.

3.17 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows

The Bank and subsidiaries have provided for revaluation surplus (deficit) on investments presented as a deduction in shareholders' equity for the years ended December 31, as follows:

(Million Baht)

	Consolidated and The Bank	
	2001	2000
Revaluation surplus (deficit) on investments	434.3	(693.4)

As at December 31, 2000 the Bank recorded the revalued incremental cost of land and buildings amounting to Baht 5,662.6 million by increasing in surplus on fixed assets revaluation shown as a component of shareholders' equity.

For the years ended December 31, 2001 and 2000, the Bank recorded the realized portion of appraisal surplus on building (depreciation) amounting to Baht 163.6 million and Baht 85.9 million respectively by transferring these directly to retained earnings.

4.2 Interbank and Money Market Items (Assets)

Interbank and money market items (assets) as at December 31, consist of:

(Million Baht)

	Consolidated					
	2001			2000		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	3,241.0	-	3,241.0	1,088.8	-	1,088.8
Commercial banks	168.1	652.6	820.7	92.2	265.6	357.8
Other banks	2.2	-	2.2	3.0	-	3.0
Finance, finance and securities, securities and credit foncier companies	-	-	-	26.2	-	26.2
Other financial institutions	74.4	55.4	129.8	34.8	37.5	72.3
Total Domestic	3,485.7	708.0	4,193.7	1,245.0	303.1	1,548.1
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(3.7)	(0.6)	(4.3)	(13.2)	(4.7)	(17.9)
Total	3,482.0	707.4	4,189.4	1,231.8	298.4	1,530.2
2. Foreign						
US Dollar	1,409.9	159,159.9	160,569.8	2,160.3	168,140.9	170,301.2
Japanese Yen	9.3	-	9.3	91.4	-	91.4
German Mark	0.4	-	0.4	20.1	-	20.1
Other currencies	192.8	154.9	347.7	130.3	17.3	147.6
Total Foreign	1,612.4	159,314.8	160,927.2	2,402.1	168,158.2	170,560.3
Add Accrued interest receivables	-	112.9	112.9	0.8	76.5	77.3
Less Allowance for doubtful accounts	(3.1)	(121.5)	(124.6)	(15.8)	(109.2)	(125.0)
Total	1,609.3	159,306.2	160,915.5	2,387.1	168,125.5	170,512.6
Total Domestic and Foreign	5,091.3	160,013.6	165,104.9	3,618.9	168,423.9	172,042.8

(Million Baht)

	The Bank					
	2001			2000		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial						
Institutions Development Fund	3,241.0	-	3,241.0	1,088.8	-	1,088.8
Commercial banks	53.8	257.8	311.6	97.2	265.6	362.8
Other banks	2.2	-	2.2	3.0	-	3.0
Finance, finance and securities,						
securities and credit foncier companies	-	-	-	26.2	-	26.2
Other financial institutions	74.4	55.4	129.8	34.8	37.5	72.3
Total Domestic	3,371.4	313.2	3,684.6	1,250.0	303.1	1,553.1
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(3.7)	(0.6)	(4.3)	(13.2)	(4.7)	(17.9)
Total	3,367.7	312.6	3,680.3	1,236.8	298.4	1,535.2
2. Foreign						
US Dollar	1,409.9	159,159.9	160,569.8	2,160.3	168,140.9	170,301.2
Japanese Yen	9.3	-	9.3	91.5	-	91.5
German Mark	0.4	-	0.4	20.1	-	20.1
Other currencies	192.8	154.9	347.7	130.3	17.2	147.5
Total Foreign	1,612.4	159,314.8	160,927.2	2,402.2	168,158.1	170,560.3
Add Accrued interest receivables	-	112.9	112.9	0.8	76.5	77.3
Less Allowance for doubtful accounts	(3.1)	(121.5)	(124.6)	(15.8)	(109.2)	(125.0)
Total	1,609.3	159,306.2	160,915.5	2,387.2	168,125.4	170,512.6
Total Domestic and Foreign	4,977.0	159,618.8	164,595.8	3,624.0	168,423.8	172,047.8

4.3 Securities Purchased Under Resale Agreements

Securities purchased under resale agreements as at December 31, consist of :

(Million Baht)

	Consolidated and The Bank	
	2001	2000
Government Bonds and Bank of Thailand Bonds	3,700.0	200.0

4.4 Investments

Investments as at December 31, consist of:

(Million Baht)

	Consolidated			
	2001		2000	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	2,512.7	2,528.6	1,643.4	1,658.4
1.1.2 Marketable equity securities - domestic	-	-	13.8	12.8
Total	2,512.7	2,528.6	1,657.2	1,671.2
Add Allowance for revaluation	15.9	-	14.0	-
Total	2,528.6	2,528.6	1,671.2	1,671.2
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	7,008.7	7,103.6	7,435.6	7,542.3
1.2.2 Private enterprises debt instruments	147.1	149.6	248.8	260.4
1.2.3 Foreign debt instruments	3,265.9	3,292.3	928.3	939.5
1.2.4 Marketable equity securities - domestic	840.4	1,369.8	404.9	188.4
1.2.5 Others	69.3	69.0	-	-
Total	11,331.4	11,984.3	9,017.6	8,930.6
Add (less) Allowance for revaluation	785.1	-	(77.2)	-
Less Allowance for impairment	(132.2)	-	(9.8)	-
Total	11,984.3	11,984.3	8,930.6	8,930.6
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,429.6	5,606.8	5,391.3	5,572.4
1.3.2 Foreign debt instruments	8,411.5	8,480.9	7,058.1	6,884.1
Total	13,841.1	14,087.7	12,449.4	12,456.5
Less Allowance for impairment	(5.6)	-	(161.0)	-
Total	13,835.5	14,087.7	12,288.4	12,456.5
1.4 General investments				
1.4.1 Non-marketable equity securities - domestic	-	-	30.2	13.6
Less Allowance for impairment	-	-	(16.6)	-
Total	-	-	13.6	13.6
Total Current Investments - net	28,348.4	28,600.6	22,903.8	23,071.9

(Million Baht)

	Consolidated			
	2001		2000	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2. 1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	31,421.9	32,753.9	23,122.7	24,436.4
2.1.2 Private enterprises debt instruments	3,558.5	3,594.2	4,055.3	4,099.2
2.1.3 Foreign debt instruments	8,727.2	8,787.8	2,829.8	2,810.3
2.1.4 Marketable equity securities - domestic	1,959.4	1,679.4	2,833.4	2,804.3
2.1.5 Others	623.0	329.0	646.9	347.2
Total	46,290.0	47,144.3	33,488.1	34,497.4
Add Allowance for revaluation	1,574.7	-	1,936.2	-
Less Allowance for impairment	(720.4)	-	(926.9)	-
Total	47,144.3	47,144.3	34,497.4	34,497.4
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,243.5	27,121.7	11,424.2	12,487.8
2.2.2 Private enterprises debt instruments	1,642.0	336.8	1,641.9	336.5
2.2.3 Foreign debt instruments	2,230.6	2,193.8	3,377.5	3,366.8
Total	30,116.1	29,652.3	16,443.6	16,191.1
Less Allowance for impairment	(1,410.0)	-	(1,322.0)	-
Total	28,706.1	29,652.3	15,121.6	16,191.1
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,638.2	1,253.8	2,782.1	999.8
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	469.8	157.8
2.3.3 Investments in receivables	18,312.2	16,125.1	22,422.1	20,278.4
Total	21,369.4	17,474.9	25,674.0	21,436.0
Less Allowance for impairment	(3,894.5)	-	(4,238.0)	-
Total	17,474.9	17,474.9	21,436.0	21,436.0
Total Long-term Investments - net	93,325.3	94,271.5	71,055.0	72,124.5

(Million Baht)

	The Bank			
	2001		2000	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	2,512.7	2,528.6	1,643.4	1,658.4
1.1.2 Marketable equity securities - domestic	-	-	13.8	12.8
Total	2,512.7	2,528.6	1,657.2	1,671.2
Add Allowance for revaluation	15.9	-	14.0	-
Total	2,528.6	2,528.6	1,671.2	1,671.2
1.2 Available-for-sale Investments				
1.2.1 Government and state enterprises securities	7,008.7	7,103.6	7,435.6	7,542.3
1.2.2 Private enterprises debt instruments	147.1	149.6	248.8	260.4
1.2.3 Foreign debt instruments	3,265.9	3,292.3	928.3	939.5
1.2.4 Marketable equity securities - domestic	840.4	1,369.8	404.9	188.4
1.2.5 Others	69.3	69.0	-	-
Total	11,331.4	11,984.3	9,017.6	8,930.6
Add (less) Allowance for revaluation	785.1	-	(77.2)	-
Less Allowance for impairment	(132.2)	-	(9.8)	-
Total	11,984.3	11,984.3	8,930.6	8,930.6
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,429.6	5,606.8	5,391.3	5,572.4
1.3.2 Foreign debt instruments	8,411.5	8,480.9	7,058.1	6,884.1
Total	13,841.1	14,087.7	12,449.4	12,456.5
Less Allowance for impairment	(5.6)	-	(161.0)	-
Total	13,835.5	14,087.7	12,288.4	12,456.5
1.4 General investments				
1.4.1 Non-marketable equity securities - domestic	-	-	30.2	13.6
Less Allowance for impairment	-	-	(16.6)	-
Total	-	-	13.6	13.6
Total Current Investments - net	28,348.4	28,600.6	22,903.8	23,071.9

(Million Baht)

	The Bank			
	2001		2000	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2. 1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	31,421.9	32,753.9	23,122.7	24,436.4
2.1.2 Private enterprises debt instruments	3,558.5	3,594.2	4,055.3	4,099.2
2.1.3 Foreign debt instruments	8,727.2	8,787.8	2,829.8	2,810.3
2.1.4 Marketable equity securities - domestic	1,918.6	1,643.4	2,793.7	2,766.8
2.1.5 Others	622.6	328.6	646.9	347.2
Total	46,248.8	47,107.9	33,448.4	34,459.9
Add Allowance for revaluation	1,579.5	-	1,938.4	-
Less Allowance for impairment	(720.4)	-	(926.9)	-
Total	47,107.9	47,107.9	34,459.9	34,459.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,175.2	27,053.3	11,424.2	12,487.8
2.2.2 Private enterprises debt instruments	1,526.3	336.8	1,526.2	336.5
2.2.3 Foreign debt instruments	2,230.6	2,193.8	3,377.5	3,366.8
Total	29,932.1	29,583.9	16,327.9	16,191.1
Less Allowance for impairment	(1,294.3)	-	(1,206.3)	-
Total	28,637.8	29,583.9	15,121.6	16,191.1
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,377.3	1,097.5	2,721.8	990.7
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	469.8	157.8
Total	2,796.3	1,193.5	3,191.6	1,148.5
Less Allowance for impairment	(1,602.8)	-	(2,043.1)	-
Total	1,193.5	1,193.5	1,148.5	1,148.5
Total Long-term Investments - net	76,939.2	77,885.3	50,730.0	51,799.5

Gain (loss) on investments presented in the statement of income for the years ended December 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Gain on disposal of investments				
Held for trading investments	298.4	218.6	298.4	218.6
Available-for-sale investments	953.6	1,767.9	949.0	1,759.1
Held-to-maturity debt instruments	73.0	170.4	73.0	170.4
General investments	50.3	1.8	50.3	1.8
Total	1,375.3	2,158.7	1,370.7	2,149.9
Loss on disposal of investments				
Held for trading investments	(206.1)	(30.2)	(206.1)	(30.2)
Available-for-sale investments	(39.9)	(582.4)	(39.9)	(582.4)
Held-to-maturity debt instruments	(0.1)	(11.3)	(0.1)	(11.3)
General investments	(820.6)	(2.0)	(820.6)	(2.0)
Total	(1,066.7)	(625.9)	(1,066.7)	(625.9)
Gain (loss) from revaluation	(47.3)	4.5	(47.3)	4.5
(Loss) reversal on impairment	(96.3)	(1,730.0)	876.9	(631.2)
Total Gain (Loss) on Investments	165.0	(192.7)	1,133.6	897.3

Revaluation surpluses (deficits) on investments as at December 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Revaluation surplus (deficit) on investments				
Debt instruments	1,562.7	1,497.6	1,562.7	1,497.6
Equity securities	797.1	361.2	801.9	363.4
Share of revaluation surplus in subsidiaries and associated companies on the equity method	(3.8)	6.0	(8.6)	3.8
Less Deferred tax liabilities	(831.1)	(774.2)	(831.1)	(774.2)
Total	1,524.9	1,090.6	1,524.9	1,090.6

Unrealized gains and losses from the change in value of investments as at December 31, consist of:

(Million Baht)

	Consolidated			
	2001		2000	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	1,429.4	(2.5)	1,435.7	(15.3)
1.2 Private enterprises debt instruments	48.5	(10.3)	79.7	(24.3)
1.3 Foreign debt instruments	174.7	(87.6)	21.9	(30.0)
2. Equity securities				
2.1 Marketable equity securities-domestic	1,143.0	(893.6)	1,033.9	(1,279.5)
2.2 Others	2.0	(296.4)	2.7	(302.5)
Total	2,797.6	(1,290.4)	2,573.9	(1,651.6)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,305.5)	-	(1,305.5)
Foreign debt instruments	-	(110.1)	-	(177.5)
Total	-	(1,415.6)	-	(1,483.0)

(Million Baht)

	The Bank			
	2001		2000	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	1,429.4	(2.5)	1,435.7	(15.3)
1.2 Private enterprises debt instruments	48.5	(10.3)	79.7	(24.3)
1.3 Foreign debt instruments	174.7	(87.6)	21.9	(30.0)
2. Equity securities				
2.1 Marketable equity securities-domestic	1,135.8	(881.6)	1,029.3	(1,272.7)
2.2 Others	2.0	(296.4)	2.7	(302.5)
Total	2,790.4	(1,278.4)	2,569.3	(1,644.8)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,189.8)	-	(1,189.8)
Foreign debt instruments	-	(110.1)	-	(177.5)
Total	-	(1,299.9)	-	(1,367.3)

As at December 31, a maturity analysis for debt instruments are as follows:

(Million Baht)

	Consolidated							
	2001				2000			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	6,576.6	21,915.8	9,938.2	38,430.6	4,567.2	17,854.5	8,136.6	30,558.3
1.2 Private enterprises debt instruments	147.1	3,558.5	-	3,705.6	248.8	4,055.4	-	4,304.2
1.3 Foreign debt instruments	3,051.6	6,970.9	1,970.6	11,993.1	928.2	2,610.4	219.4	3,758.0
Total	9,775.3	32,445.2	11,908.8	54,129.3	5,744.2	24,520.3	8,356.0	38,620.5
Add Allowance for revaluation	70.0	897.7	594.9	1,562.6	118.7	975.2	403.7	1,497.6
Less Allowance for impairment	-	(10.5)	-	(10.5)	-	(4.8)	(25.1)	(29.9)
Total	9,845.3	33,332.4	12,503.7	55,681.4	5,862.9	25,490.7	8,734.6	40,088.2
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,429.6	15,906.0	10,337.5	31,673.1	5,441.3	10,026.5	1,347.7	16,815.5
2.2 Private enterprises debt instruments	651.1	5.9	985.0	1,642.0	655.2	-	986.7	1,641.9
2.3 Foreign debt instruments	8,411.5	2,219.5	11.1	10,642.1	6,943.5	2,833.7	658.4	10,435.6
Total	14,492.2	18,131.4	11,333.6	43,957.2	13,040.0	12,860.2	2,992.8	28,893.0
Less Allowance for impairment	(656.7)	(108.6)	(650.3)	(1,415.6)	(816.2)	(15.2)	(651.6)	(1,483.0)
Total	13,835.5	18,022.8	10,683.3	42,541.6	12,223.8	12,845.0	2,341.2	27,410.0
Total Debt Instruments	23,680.8	51,355.2	23,187.0	98,223.0	18,086.7	38,335.7	11,075.8	67,498.2

(Million Baht)

	The Bank							
	2001				2000			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	6,576.6	21,915.8	9,938.2	38,430.6	4,567.2	17,854.5	8,136.6	30,558.3
1.2 Private enterprises debt instruments	147.1	3,558.5	-	3,705.6	248.8	4,055.4	-	4,304.2
1.3 Foreign debt instruments	3,051.6	6,970.9	1,970.6	11,993.1	928.2	2,610.4	219.4	3,758.0
Total	9,775.3	32,445.2	11,908.8	54,129.3	5,744.2	24,520.3	8,356.0	38,620.5
Add Allowance for revaluation	70.0	897.7	594.9	1,562.6	118.7	975.2	403.7	1,497.6
Less Allowance for impairment	-	(10.5)	-	(10.5)	-	(4.8)	(25.1)	(29.9)
Total	9,845.3	33,332.4	12,503.7	55,681.4	5,862.9	25,490.7	8,734.6	40,088.2
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,429.6	15,837.7	10,337.5	31,604.8	5,441.3	10,026.5	1,347.7	16,815.5
2.2 Private enterprises debt instruments	651.1	5.9	869.3	1,526.3	655.1	-	871.1	1,526.2
2.3 Foreign debt instruments	8,411.5	2,219.5	11.1	10,642.1	6,943.5	2,833.7	658.4	10,435.6
Total	14,492.2	18,063.1	11,217.9	43,773.2	13,039.9	12,860.2	2,877.2	28,777.3
Less Allowance for impairment	(656.7)	(108.6)	(534.6)	(1,299.9)	(816.1)	(15.2)	(536.0)	(1,367.3)
Total	13,835.5	17,954.5	10,683.3	42,473.3	12,223.8	12,845.0	2,341.2	27,410.0
Total Debt Instruments	23,680.8	51,286.9	23,187.0	98,154.7	18,086.7	38,335.7	11,075.8	67,498.2

As at December 31, investments in financial institutions that were closed on December 8, 1997, in ailing financial institutions which were controlled by the Bank of Thailand and were ordered to write down their capital and recapitalize on May 18, 1998, in listed companies under rehabilitation and in defaulted debt instruments and the companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation are as follows:

(Million Baht)

Consolidated

2001

	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	56.5	55.3	724.7	38.4	18.0	-	(780.1)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,330.0	784.9	-	89.5	334.6	(1,690.8)
Total	56.5	1,385.3	1,640.1	38.4	107.5	334.6	(2,601.4)

(Million Baht)

	Consolidated 2000						
	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	33.6	-	-	39.7	6.1
3. Listed companies under rehabilitation and in defaulted debt instruments	57.8	133.9	1,027.6	40.6	149.2	119.0	(878.1)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,607.0	784.9	-	353.7	334.6	(1,703.6)
Total	57.8	1,740.9	1,976.6	40.6	502.9	493.3	(2,706.1)

(Million Baht)

	The Bank 2001				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	41.6	724.7	2.7	-	(763.6)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,330.0	669.2	89.5	334.6	(1,575.1)
Total	1,371.6	1,524.4	92.2	334.6	(2,469.2)

(Million Baht)

	The Bank 2000				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	33.6	-	39.7	6.1
3. Listed companies under rehabilitation and in defaulted debt instruments	106.2	1,027.6	117.0	119.0	(865.4)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,607.0	669.2	353.7	334.6	(1,587.9)
Total	1,713.2	1,860.9	470.7	493.3	(2,577.7)

The Bank has provided an allowance for impairment in value of these investments for the entire amount which is reflected in the statement of income except for the revaluation of investments in ailing financial institutions ordered to write down capital and recapitalize which are classified as available-for-sale investments which is shown as a component of shareholders' equity.

Investments in debt instruments of closed financial institutions with a carrying value of Baht 137.5 million were exchanged for certificates of deposit with a face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of Financial Institutions Development Fund. The maturity of the certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

Investments in ordinary share of subsidiaries and associated companies as at December 31, are as follows:

(Million Baht)

				Consolidated Investments				The Bank Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Thai Farmers International Finance Ltd.	Financial Institution	-	100.00%	-	0.1	-	0.1	-	0.1	-	0.1
Thonburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	2,587.9	3,497.6
Chanthaburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	2,111.5	2,927.3
Thai Farmers Research Center Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	34.7	31.7	2.5	2.5	34.7	31.7
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,446.7	1,528.0
Kanpai Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	35.1	26.4	21.3	21.3	35.1	26.4
Progress Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	3.7	2.5	3.6	3.6	3.7	2.5
Progress Facilities Management Co., Ltd.	Service	99.98%	99.98%	5.0	5.0	7.6	6.8	5.0	5.0	7.6	6.8
Progress Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	4.6	3.3	2.0	2.0	4.6	3.3
Progress Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	8.4	7.1	6.0	6.0	8.4	7.1
Progress Storage Co., Ltd.	Service	99.92%	-	0.2	-	0.2	-	0.2	-	0.2	-
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	34.2	17.5	5.0	5.0	34.2	17.5
Thai Farmers Asset Management Co., Ltd.	Mutual Fund Management	71.42%	68.85%	-	-	-	-	683.3	324.1	604.6	427.5

S. Rajvanich

(Million Baht)

				Consolidated Investments				The Bank Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Progress Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	19.4	13.2	6.0	6.0	19.4	13.2
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	38.6	23.2	29.2	22.3	38.6	23.2	29.2	22.3
Merrill Lynch Phatra Securities Co., Ltd.	Securities	49.00%	49.00%	2,149.9	2,548.0	1,775.0	2,405.8	2,149.9	2,548.0	1,775.0	2,405.8
Business Venture Promotion Co., Ltd.	Venture Capital	32.50%	32.50%	39.0	39.0	26.2	26.2	39.0	39.0	26.2	26.2
Processing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	116.5	94.5	3.0	3.0	116.5	94.5
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.3	1.9	2.3	2.3	2.3	1.9
Progress Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	5.8	7.5	14.5	14.5	5.8	7.5
Thai Farmers Heller Factoring Co., Ltd.	Service	20.00%	20.00%	24.6	24.6	37.4	31.3	24.6	24.6	37.4	31.3
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	221.8	289.1	355.1	355.1	221.8	289.1
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Total				2,689.9	3,072.5	2,373.4	2,998.5	16,071.4	16,094.8	9,124.1	11,378.9
Less Allowance for impairment				(1,463.1)	(1,458.4)	(946.4)	(1,235.5)	(4,415.0)	(4,410.2)	(946.4)	(1,235.5)
Investments in subsidiaries and associated companies - net				1,226.8	1,614.1	1,427.0	1,763.0	11,656.4	11,684.6	8,177.7	10,143.4

S. Rojvanich

The recording of investments in subsidiaries and associated companies by using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information, which has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

As at December 31, investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Manufacturing and commerce	884.3	917.8	884.3	917.8
Property development and construction	674.7	674.7	674.7	674.7
Infrastructure and services	14.8	9.8	9.3	9.3
Others	922.5	1,796.4	922.5	1,791.4
Total	2,496.3	3,398.7	2,490.8	3,393.2

The financial position and results of operations of other companies in which the Bank holds more than 50% of the shares and not investments in subsidiaries and associated companies are set out below:

Thonburi Asset Management Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Cash	5	6
Interbank and money market items	118,213	141,374
Investments - net	347	-
Investments in receivables - net	22,961,602	26,305,758
Properties foreclosed - net	168,819	58,142
Equipment - net	1,551	1,288
Other Assets - net	42,457	91,099
Total Assets	23,292,994	26,597,667
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	20,600,000	23,018,487
Other liabilities	105,072	81,562
Shareholders' Equity	2,587,922	3,497,618
Total Liabilities and Shareholders' Equity	23,292,994	26,597,667

Thonburi Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht Except Loss per Share)	2001	2000
Interest income	1,309,936	568,398
Interest expense	568,284	805,034
Net income (expense) from interest	741,652	(236,636)
Loss on impairment of investments in receivables (reversal)	278,917	(392,091)
Loss on debt restructuring of investments in receivables	588,890	53,475
Net income (expense) from interest after loss on impairment and on debt restructuring of investments in receivables	(126,155)	101,980
Non-interest income	44,508	11,535
Non-interest expense	828,073	498,894
Net loss	(909,720)	(385,379)
Loss per share (Baht)	(1.52)	(0.64)

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(909,720)	(385,379)
Add (less) Adjustments to reconcile net loss to net cash		
from operating activities		
Loss on impairment of investments in receivables (reversal)	278,917	(392,091)
Loss on debt restructuring of investments in receivables	588,890	53,475
Interest income from amortization of revaluation allowance for debt restructuring	(52,761)	-
Loss on impairment of properties foreclosed	7,330	-
Depreciation	357	191
Amortization of deferred charges	31,776	-
Loss on impairment of other assets	79,688	51,889
(Decrease) increase in accrued interest payables	(2,217)	5,027
Increase in other accrued expenses	34,600	16,623
Income (loss) from operations before changes in operating assets and liabilities	56,860	(650,265)
Decrease (increase) in operating assets		
Investments in receivables	2,359,696	684,040
Other assets	(11,738)	(142,988)
Increase (decrease) in operating liabilities		
Other liabilities	(8,873)	15,853
Net Cash Provided by (Used in) Operating Activities	2,395,945	(93,360)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(620)	(1,479)
Net Cash Used in Investing Activities	(620)	(1,479)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in borrowings from bank	(2,418,487)	114,023
Net Cash (Used in) Provided by Financing Activities	(2,418,487)	114,023
Net (decrease) increase in cash and cash equivalents	(23,162)	19,184
Cash and cash equivalents at beginning of the year	141,380	122,196
Cash and cash equivalents at the end of the year	118,218	141,380
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	570,501	800,007
Income tax	108	-

Chanthaburi Asset Management Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Cash	7	9
Interbank and money market items	105,147	136,170
Investments - net	184,837	37,480
Investments in receivables - net	16,125,133	20,278,381
Properties foreclosed - net	2,081,563	964,079
Leasehold improvement and equipment - net	7,258	9,366
Other assets - net	24,962	14,241
Total Assets	18,528,907	21,439,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	16,380,000	18,366,010
Other liabilities	37,487	146,375
Shareholders' Equity	2,111,420	2,927,341
Total Liabilities and Shareholders' Equity	18,528,907	21,439,726

Chanthaburi Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht Except Loss per Share)	2001	2000
Interest income	894,556	1,050,410
Interest expense	460,233	645,198
Net income from interest	434,323	405,212
Loss on impairment of investments in receivables (reversal)	(39,483)	994,462
Loss on debt restructuring of investments in receivables	959,227	57,511
Net expense from interest after loss on impairment and loss on debt restructuring of investments in receivables	(485,421)	(646,761)
Non-interest income	35,282	26,796
Non-interest expense	363,195	249,588
Net loss	(813,334)	(869,553)
Loss per share (Baht)	(1.63)	(1.74)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(813,334)	(869,553)
Add (less) Adjustments to reconcile net loss to net cash		
from operating activities		
Loss on impairment of investments in securities	52,061	43,861
Gain on disposal of available-for-sale investments	(4,475)	(8,880)
Amortization of premium on bond	4	-
Loss on impairment of investments in receivables (reversal)	(39,483)	994,462
Loss on debt restructuring of investments in receivables	959,227	57,511
Interest income from amortization of revaluation allowance for debt restructuring	(19,076)	-
Loss on impairment of properties foreclosed	26,079	49,500
Depreciation	2,118	1,988
(Gain) loss on disposal of equipment	(1)	14
Increase in accrued interest receivable	(6)	-
Amortization of deferred charges	4,038	-
Loss on impairment of other assets	1,166	17,047
Decrease in accrued interest payables	(121,121)	(56,971)
Increase in other accrued expenses	14,120	5,802
Income from operations before changes in operating assets and liabilities	61,317	234,781
Decrease (increase) in operating assets		
Investments in receivables	1,296,265	1,425,213
Properties foreclosed	586,186	(274)
Other assets	(15,773)	(30,176)
Decrease in operating liabilities		
Other liabilities	(1,886)	(45,391)
Net Cash Provided by Operating Activities	1,926,109	1,584,153
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	29,403	18,759
Purchases of available-for-sale investments	(372)	(31,219)
Proceeds from disposal of equipment	3	88
Purchases of equipment	(158)	(11,455)
Net Cash Provided by (Used in) Investing Activities	28,876	(23,827)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(1,986,010)	(1,472,433)
Net Cash Used in Financing Activities	(1,986,010)	(1,472,433)
Net (decrease) increase in cash and cash equivalents	(31,025)	87,893
Cash and cash equivalents at beginning of the year	136,179	48,286
Cash and cash equivalents at the end of the year	105,154	136,179
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	581,355	702,169
Income tax	7,008	508

Thai Farmers Research Center Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	35,758	33,434
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	1,030	1,722
Shareholders' equity	34,728	31,712
Total Liabilities and Shareholders' Equity	35,758	33,434

Thai Farmers Research Center Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht

Except Earnings per Share)

	2001	2000
Revenues	39,872	41,785
Expenses	36,856	37,157
Net income	3,016	4,628
Earnings per share (Baht)	30.16	46.28

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	1,458,489	1,535,663
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	9,674	7,636
Shareholders' equity	1,448,815	1,528,027
Total Liabilities and Shareholders' Equity	1,458,489	1,535,663

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht
Except Loss per Share)

	2001	2000
Revenues	37,770	1,512
Expenses	116,982	170,185
Net loss	(79,212)	(168,673)
Loss per share (Baht)	(3.96)	(8.43)

Kanpai Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	66,220	63,518
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	30,001	35,768
Shareholders' equity	36,219	27,750
Total Liabilities and Shareholders' Equity	66,220	63,518

Kanpai Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	100,220	82,371
Expenses	92,210	76,021
Net income	8,010	6,350
Earnings per share (Baht)	40.04	31.75

Progress Plus Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	37,416	31,428
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	33,129	28,332
Shareholders' equity	4,287	3,096
Total Liabilities and Shareholders' Equity	37,416	31,428

Progress Plus Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	140,446	126,144
Expenses	137,618	123,959
Net income	2,828	2,185
Earnings per share (Baht)	12.29	9.50

Progress Facilities Management Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	10,494	8,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	2,911	1,485
Shareholders' equity	7,583	6,766
Total Liabilities and Shareholders' Equity	10,494	8,251

Progress Facilities Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	136,529	82,274
Expenses	135,713	80,282
Net income	816	1,992
Earnings per share (Baht)	16.32	39.84

Progress Service Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	5,803	4,397
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	1,175	1,094
Shareholders' equity	4,628	3,303
Total Liabilities and Shareholders' Equity	5,803	4,397

Progress Service Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	80,479	58,714
Expenses	79,154	57,376
Net income	1,325	1,338
Earnings per share (Baht)	66.23	66.91

Progress Management Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	11,637	8,639
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	3,272	1,542
Shareholders' equity	8,365	7,097
Total Liabilities and Shareholders' Equity	11,637	8,639

Progress Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht Except Earnings per Share)

	2001	2000
Revenues	20,944	8,735
Expenses	19,676	7,657
Net income	1,268	1,078
Earnings per share (Baht)	21.14	17.97

Progress Storage Company Limited

Condensed Balance Sheets

As at December 31, 2001

(Amounts in Thousand Baht)

ASSETS

Assets	223

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	12
Shareholders' equity	211
Total Liabilities and Shareholders' Equity	223

Progress Storage Company Limited

Condensed Statements of Income

For the Period May 25, 2001 through December 31, 2001

(Amounts in Thousand Baht

Except Loss per Share)

Revenues	-
Expenses	39
Net loss	(39)
Loss per share (Baht)	(3.87)

Progress Appraisal Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	40,928	22,773
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	6,673	5,266
Shareholders' equity	34,255	17,507
Total Liabilities and Shareholders' Equity	40,928	22,773

Progress Appraisal Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	84,521	49,480
Expenses	66,760	42,756
Net income	17,761	6,724
Earnings per share (Baht)	3,552.21	1,344.80

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht)

	2001	2000
		(Restated)
ASSETS		
Assets	1,365,327	854,188
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	71,131	62,371
Shareholders' Equity	1,294,196	791,817
Total Liabilities and Shareholders' Equity	1,365,327	854,188

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Audited)

(Amounts in Thousand Baht

Except Earnings per Share)

	2001	2000
		(Restated)
Revenues	424,650	279,012
Expenses	335,810	191,640
Net income	88,840	87,372
Earnings per share (Baht)	3.31	4.37

Progress Software Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	39,413	25,208
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	5,514	1,462
Shareholders' equity	33,899	23,746
Total Liabilities and Shareholders' Equity	39,413	25,208

Progress Software Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2001 and 2000

(Amounts in Thousand Baht
Except Earnings per Share)

	2001	2000
Revenues	63,905	37,031
Expenses	52,952	35,126
Net income	10,953	1,905
Earnings per share (Baht)	109.53	19.05

Thai Administration Services Company Limited

Condensed Balance Sheets

As at December 31, 2001 and 2000

(Amounts in Thousand Baht)

	2001	2000
ASSETS		
Assets	95,490	43,212
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	38,308	557
Shareholders' equity	57,182	42,655
Total Liabilities and Shareholders' Equity	95,490	43,212

Thai Administration Services Company Limited

Condensed Statements of Income

(Amounts in Thousand Baht
Except Loss per Share)

	For the Year Ended December 31, 2001	For the Period September 1, 2000 through December 31, 2000
Revenues	(82)	3
Expenses	2,523	1,150
Net loss	(2,605)	(1,147)
Loss per share (Baht)	(0.26)	(0.11)

Note: Most of financial statements of subsidiaries have not been audited by auditors except for those specified "Audited" which were consolidated with the Bank's financial statements.

4.5 Loans and Accrued Interest Receivables

Loans and accrued interest receivables as at December 31, consist of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Overdrafts	136,145.1	146,359.2	123,219.4	129,659.0
Loans	230,297.9	242,535.1	214,284.1	219,182.7
Bills	93,701.2	95,693.3	118,311.6	121,685.8
Others	16,342.6	11,553.2	10,324.9	10,192.3
Total	476,486.8	496,140.8	466,140.0	480,719.8
Add Accrued interest receivables	4,072.5	4,470.3	2,102.8	2,230.5
Less Allowance for doubtful accounts	(51,325.6)	(54,743.6)	(25,000.8)	(21,808.2)
Less Revaluation allowance for debt restructuring	(3,781.4)	(3,101.9)	(3,699.4)	(3,101.9)
Total	425,452.3	442,765.6	439,542.6	458,040.2

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Within 1 year	306,845.2	316,744.8	306,829.3	315,357.3
Over 1 year	173,714.1	183,866.3	161,413.5	167,593.0
Total	480,559.3	500,611.1	468,242.8	482,950.3

3. Classified by Currencies and Residency of Debtors

(Million Baht)

	Consolidated					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	462,330.0	14.7	462,344.7	480,599.6	69.0	480,668.6
US Dollar	14,587.8	2,439.4	17,027.2	16,706.5	1,741.5	18,448.0
Other currencies	1,014.2	173.2	1,187.4	1,138.6	355.9	1,494.5
Total	477,932.0	2,627.3	480,559.3	498,444.7	2,166.4	500,611.1

(Million Baht)

	The Bank					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	450,013.5	14.7	450,028.2	462,938.8	69.0	463,007.8
US Dollar	14,587.8	2,439.4	17,027.2	16,706.5	1,741.5	18,448.0
Other currencies	1,014.2	173.2	1,187.4	1,138.6	355.9	1,494.5
Total	465,615.5	2,627.3	468,242.8	480,783.9	2,166.4	482,950.3

4. Classified by Type of Business and Classification

(Million Baht)

	Consolidated					
	2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,493.3	513.4	451.8	551.1	2,664.2	15,673.8
Manufacturing and commerces	228,425.5	6,302.7	6,360.7	9,681.2	43,227.4	293,997.5
Property development and construction	27,538.4	1,061.6	1,501.6	2,482.3	14,439.9	47,023.8
Infrastructure and services	51,578.6	1,529.9	2,158.9	2,401.0	8,367.6	66,036.0
Housing loans	35,147.6	1,419.4	1,181.6	1,017.7	12,467.2	51,233.5
Others	2,058.7	342.1	273.5	1,548.2	2,540.8	6,763.3
	356,242.1	11,169.1	11,928.1	17,681.5	83,707.1	480,727.9
Unearned discounts received in advance						(168.6)
Total						480,559.3

(Million Baht)

	Consolidated					
	2000					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,831.9	499.7	465.5	421.9	3,366.1	16,585.1
Manufacturing and commerces	211,124.9	5,223.5	7,632.9	6,184.2	60,941.8	291,107.3
Property development and construction	26,746.5	1,099.1	2,162.8	3,196.9	19,556.5	52,761.8
Infrastructure and services	46,570.4	1,279.1	2,740.4	2,303.1	10,990.3	63,883.3
Housing loans	38,850.7	1,157.9	1,338.8	1,001.7	15,948.6	58,297.7
Others	14,076.8	261.3	263.3	1,119.4	2,418.7	18,139.5
	349,201.2	9,520.6	14,603.7	14,227.2	113,222.0	500,774.7
Unearned discounts received in advance						(163.6)
Total						500,611.1

(Million Baht)

	The Bank					
	2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,354.2	513.4	446.9	551.1	2,205.5	15,071.1
Manufacturing and commerces	224,460.3	5,953.1	6,022.8	9,672.2	19,424.6	265,533.0
Property development and construction	26,152.8	906.8	1,438.5	2,477.4	8,720.9	39,696.4
Infrastructure and services	49,823.5	1,205.1	2,106.9	2,401.0	5,533.1	61,069.6
Housing loans	32,966.9	1,303.3	1,163.1	1,016.8	8,851.2	45,301.3
Others	38,048.2	321.9	248.9	1,543.3	1,577.7	41,740.0
	382,805.9	10,203.6	11,427.1	17,661.8	46,313.0	468,411.4
Unearned discounts received in advance						(168.6)
Total						468,242.8

(Million Baht)

	The Bank 2000					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,809.7	479.1	459.6	407.9	2,670.5	15,826.8
Manufacturing and commerces	209,100.2	5,086.1	7,566.8	6,158.9	27,942.8	255,854.8
Property development and construction	26,284.7	1,001.8	2,114.9	3,175.8	11,373.5	43,950.7
Infrastructure and services	45,450.6	1,251.2	2,735.4	2,279.9	6,467.6	58,184.7
Housing loans	37,205.9	1,044.3	1,325.8	998.6	9,983.0	50,557.6
Others	55,608.1	256.1	263.3	1,119.3	1,492.5	58,739.3
	385,459.2	9,118.6	14,465.8	14,140.4	59,929.9	483,113.9
Unearned discounts received in advance						(163.6)
Total						482,950.3

5. Classified by Type of Classification

(Million Baht)

	Consolidated 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	83,707.1	17,797.9	100	17,797.9
Allowance established in excess of BOT regulations	-	-		25,646.4
	480,727.9	149,724.9		51,325.6
Unearned discounts received in advance	(168.6)	(168.6)		
Total	480,559.3	149,556.3		

(Million Baht)

	Consolidated			
	2000			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	349,201.2	114,020.0	1	3,492.0
Special Mention	9,520.6	1,496.3	2	190.4
Sub-Standard	14,603.7	5,277.4	20	1,055.5
Doubtful	14,227.2	5,980.1	50	2,990.1
Loss	113,216.5	21,144.8	100	21,144.8
Uncollectible	5.5	5.5	100	5.5
Allowance established in excess of BOT regulations	-	-		25,865.3
	500,774.7	147,924.1		54,743.6
Unearned discounts received in advance	(163.6)	(163.6)		
Total	500,611.1	147,760.5		

(Million Baht)

	The Bank			
	2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	46,313.0	-	100	-
Allowance established in excess of BOT regulations	-	-		16,911.7
	468,411.4	166,753.8		25,000.8
Unearned discounts received in advance	(168.6)	(168.6)		
Total	468,242.8	166,585.2		

(Million Baht)

	The Bank			
	2000			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	385,459.2	154,682.9	1	3,854.6
Special Mention	9,118.6	1,421.4	2	182.4
Sub-Standard	14,465.8	5,241.1	20	1,048.2
Doubtful	14,140.4	5,941.2	50	2,970.6
Loss	59,924.4	-	100	-
Uncollectible	5.5	5.5	100	5.5
Allowance established in excess of BOT regulations	-	-		13,747.0
	483,113.9	167,292.1		21,808.3
Unearned discounts received in advance	(163.6)	(163.6)		
Total	482,950.3	167,128.5		

Non-performing loans represent loans for which interest or principal repayment has been in arrears for more than 3 months from their due dates as specified in the agreement, or on demand for repayment whichever comes first, regardless of collateralization level. Based on the Bank of Thailand's regulation dated September 22, 1999, non-performing loans does not cover loans that are more than 3 months overdue with any one of the following criteria: the debt restructuring agreement has been signed; the loans have been restructured and meet the criteria for passed loans without a probationary period of 3 months or 3 payments; there was an evidence of an additional agreement between the Bank and a debtor on debt restructuring agreement or a new method of repayment; or a debtor has begun to repay under an agreement reached pertaining to financial institution's documents or under a new agreement of debt restructuring.

As at December 31, non-performing loans are as follows:

(Million Baht)

	2001		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	62,722.9	36,018.4	98,741.3
Percentage of total loans (excluding financial institutions)	13.45	76.11	20.72

(Million Baht)

	The Bank	2000 Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	67,534.1	51,122.4	118,656.5
Percentage of total loans			
(excluding financial institutions)	14.04	90.00	23.91

As at December 31, non-accrual loans are as follows:

(Million Baht)

	The Bank	2001 Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	133,320.7	47,326.8	180,647.5
Percentage of total loans			
(excluding financial institutions)	28.59	100.00	37.90

(Million Baht)

	The Bank	2000 Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	141,748.3	56,805.4	198,553.7
Percentage of total loans			
(excluding financial institutions)	29.48	100.00	40.01

As at December 31, loans to listed companies under rehabilitation are as follows:

(Million Baht)

	Consolidated					
	2001			2000		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,330.3	1,661.5	123.1	3,159.0	5,591.4	74.4

(Million Baht)

	The Bank					
	2001			2000		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,106.1	1,526.7	20.2	2,929.6	5,419.1	17.3

In 2000, the Bank sold loans and accrued interest receivables totaling Baht 852.3 million (allowance for doubtful accounts of Baht 387.0 million had been provided for) to Thonburi Asset Management Company Limited, the Bank's 99.99% owned subsidiary at the price of Baht 465.3 million.

As at December 31, the outstanding balances of loans to the Bank's wholly owned asset management companies are as follows:

(Million Baht)

	2001			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,600.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,380.0

(Million Baht)

	2000			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	23,018.5
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	18,366.0

Transferring of Sub-Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-quality assets outstanding as at December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-quality asset is transferred to TAMC at a price determined by the appraised value of the underlying collateral provided that it does not exceed the book value of credits less existing regulatory required provisions outstanding on the transfer date. TAMC has 180 days, after each transfer date, to examine the eligibility of transferred sub-quality assets. TAMC will then confirm the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable notes guaranteed by FIDF. The note will bear a coupon equal to weighted average of deposit rates of five major banks which will be paid at the end of each year by means of a non-transferable extendable 1-year note guaranteed by FIDF.

As per the Emergency Decree on the Thai Assets Management Corporation B.E.2544 and the Asset Transfer Agreement, TAMC and the Bank will share the profits or jointly be responsible for the losses from transferred assets on the fifth and the tenth anniversaries starting from July 1, 2001. In the case of losses, the Bank will be responsible for the first portion of losses, not exceeding 20% of the transfer price. The second portion of losses, not exceeding 20% of the transfer price, will be equally shared between TAMC and the Bank. The remaining losses will be absorbed by TAMC. In addition, expenses of TAMC are included in gain or loss sharing. In the case of profits, the first portion of profits - up to 20% of transfer price - will be equally between TAMC and the Bank. Should there be any extra profits, the Bank is entitled to the remaining profits up to the gross book value of the assets less the transfer price and the Bank's share in the first portion of the profits.

As instructed by TAMC, in 2001, the Bank transferred to TAMC sub-quality assets relating to 219 borrowers with gross book value as of transfer dates of Baht 12,204.8 million. The estimated aggregate transfer price was Baht 9,337.5 million. At present, TAMC is examining the assets and will confirm the transfer price in order to issue the note to the Bank within the aforementioned timeframe. In 2002, the Bank will continue transferring eligible sub-quality assets to TAMC at its request. In the anticipation of any potential losses on asset transferal, the Bank set aside additional provisions for loan losses amounting to Baht 1,290.0 million in the third quarter of 2001.

4.6 Troubled Debt Restructuring

The Bank and its subsidiaries (Thonburi - AMC and Chanthaburi - AMC) have entered into many contracts for debt restructuring. The following are only those restructurings which resulted in a loss to the Bank and its subsidiaries for the years ended December 31, 2001 and 2000.

(Million Baht)

Consolidated

2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	835	4,236.2	-	Cash, land, premises and investments	3,108.5	1,127.7
Changes of repayment conditions	470	8,610.5	7,937.2	-	-	1,593.3
Debt restructuring in various forms	29	5,710.1	4,541.2	Cash, land, premises And investments	1,080.8	1,770.9
Total	1,334	18,556.8	12,478.4		4,189.3	4,491.9

(Million Baht)

Consolidated

2000

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	207	5,239.4	-	Cash, land, premises and investments	3,837.5	1,401.9
Changes of repayment Conditions	130	11,572.5	11,529.1	-	-	2,259.8
Debt restructuring in Various forms	23	8,409.1	6,748.7	Cash, land, premises and investments	1,490.1	958.5
Total	360	25,221.0	18,277.8		5,327.6	4,620.2

(Million Baht)

The Bank

2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	636	1,908.2	-	Cash, land, premises and investments	1,357.3	550.9
Changes of repayment Conditions	232	4,839.8	4,831.1	-	-	690.6
Debt restructuring in Various forms	22	5,322.8	4,334.6	Cash, land, premises and investments	968.7	1,702.3
Total	890	12,070.8	9,165.7		2,326.0	2,943.8

(Million Baht)

The Bank

2000

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	163	4,923.3	-	Cash, land, premises and investments	3,570.1	1,353.2
Changes of repayment Conditions	99	11,233.2	11,232.9	-	-	2,216.6
Debt restructuring in various forms	20	7,413.9	6,379.1	Cash, land, premises and investments	883.7	939.4
Total	282	23,570.4	17,612.0		4,453.8	4,509.2

For the years ended December 31, 2001 and 2000, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 1,944.6 million and Baht 1,122.9 million respectively on a consolidated basis and Baht 1,745.6 million and Baht 1,040.8 million respectively for the Bank only.

During the years ended December 31, 2001 and 2000, the Bank and its subsidiaries engaged in debt restructuring contracts that had no losses incurred from the restructuring, totaling 33,033 cases and 41,654 cases respectively and 30,142 cases and 38,491 cases respectively for the Bank only. The outstanding amount of debt before restructuring was Baht 58,694.0 million and Baht 77,116.0 million respectively for the Bank and its subsidiaries and Baht 50,259.4 million and Baht 67,525.2 million respectively for the Bank only.

As at December 31, 2001 and 2000, the Bank and its subsidiaries had outstanding balances of investments in restructured debt of Baht 28,926.7 million and Baht 25,487.0 million respectively on the consolidated basis and Baht 25,997.9 million and Baht 24,855.8 million respectively for the Bank only. The Bank has commitments to extend additional loans to these debtors in the amount of Baht 155.8 million and Baht 75.3 million respectively.

4.7 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the year are as follows:

(Million Baht)

Consolidated

2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6
Doubtful accounts (reversal)	70.4	33.0	(370.9)	420.8	(668.1)	(5.5)	(218.9)	(739.2)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(16,351.8)	-	-	(16,351.8)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(1,246.2)	-	-	(1,246.2)
Balance at ending of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6

(Million Baht)

Consolidated

2000

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,158.5	183.4	2,593.1	6,965.4	21,781.3	40.0	22,352.1	57,073.8
Doubtful accounts (reversal)	333.5	7.0	(1,537.6	(3,975.3)	(3,010.7)	(34.5)	3,513.2	(4,704.4)
Bad debt recovered	-	-	-	-	30,137.1	-	-	30,137.1
Bad debt written off	-	-	-	-	(27,307.1)	-	-	(27,307.1)
Others	-	-	-	-	(455.8)	-	-	(455.8)
Balance at ending of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6

(Million Baht)

The Bank

2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3
Doubtful accounts (reversal)	(26.5)	21.7	(401.6)	439.7	(4,210.6)	(5.5)	3,164.7	(1,018.1)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(10,634.9)	-	-	(10,634.9)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(73.7)	-	-	(73.7)
Balance at ending of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8

(Million Baht)

The Bank

2000

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,588.1	183.4	2,579.3	6,825.4	-	40.0	9,557.8	22,774.0
Doubtful accounts (reversal)	266.5	(1.0)	(1,524.6	(3,838.0)	(3,369.9)	(34.5)	4,189.2	(4,312.3)
Bad debt recovered	-	-	-	-	30,137.1	-	-	30,137.1
Bad debt written off	-	-	-	-	(26,463.2)	-	-	(26,463.2)
Allowance for loans sold to								
Thonburi - AMC	-	-	(6.5)	(16.8)	(363.8)	-	-	(387.1)
Others	-	-	-	-	59.8	-	-	59.8
Balance at ending of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3

For the years ended December 31, 2001 and 2000, the Bank wrote off the portion of loans (including accrued interest receivables), classified as loss that exceeded collateral value calculated in accordance with the regulations of the Bank of Thailand, and non-collectible portion totalling Baht 10,501.3 million and Baht 25,505.8 million, respectively.

4.8 Revaluation Allowance for Debt Restructuring

The movements in the revaluation allowance for debt restructuring during the year are as follows:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Balance at beginning of the year	3,101.9	624.7	3,101.9	624.7
Addition	1,815.8	2,980.9	1,681.0	2,980.9
Amortization	(1,136.3)	(503.7)	(1,083.5)	(503.7)
Balance at ending of the year	3,781.4	3,101.9	3,699.4	3,101.9

4.9 Properties Foreclosed

Properties foreclosed as at December 31, consist of:

(Million Baht)

Consolidated

2001

Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701.2	4,567.1	(1,420.7)	17,847.6
1.2 Movable assets	25.6	-	-	25.6
Total	14,726.8	4,567.1	(1,420.7)	17,873.2
2. Others	1,130.5	18.9	(49.0)	1,100.4
Total Properties foreclosed	15,857.3	4,586.0	(1,469.7)	18,973.6
Less Allowance for impairment	(1,091.2)	(3,480.0)	450.0	(4,121.2)
Total Properties Foreclosed - net	14,766.1	1,106.0	(1,019.7)	14,852.4

(Million Baht)

Consolidated

2000

Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	7,119.0	8,017.1	(434.9)	14,701.2
1.2 Movable assets	25.6	-	-	25.6
Total	7,144.6	8,017.1	(434.9)	14,726.8
2. Others	1,125.2	6.2	(0.9)	1,130.5
Total Properties foreclosed	8,269.8	8,023.3	(435.8)	15,857.3
Less Allowance for impairment	(439.6)	(782.6)	131.0	(1,091.2)
Total Properties Foreclosed - net	7,830.2	7,240.7	(304.8)	14,766.1

(Million Baht)

Type of Properties Foreclosed	The Bank 2001 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,629.5	2,663.9	(781.2)	15,512.2
1.2 Movable assets	25.6	-	-	25.6
Total	13,655.1	2,663.9	(781.2)	15,537.8
2. Others	6.0	18.9	(18.9)	6.0
Total Properties foreclosed	13,661.1	2,682.8	(800.1)	15,543.8
Less Allowance for impairment	(991.0)	(3,359.1)	440.7	(3,909.4)
Total Properties Foreclosed - net	12,670.1	(676.3)	(359.4)	11,634.4

(Million Baht)

Type of Properties Foreclosed	The Bank 2000 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	7,119.0	6,937.2	(426.7)	13,629.5
1.2 Movable assets	25.6	-	-	25.6
Total	7,144.6	6,937.2	(426.7)	13,655.1
2. Others	-	6.0	-	6.0
Total Properties foreclosed	7,144.6	6,943.2	(426.7)	13,661.1
Less Allowance for impairment	(439.6)	(682.4)	131.0	(991.0)
Total Properties Foreclosed - net	6,705.0	6,260.8	(295.7)	12,670.1

4.10 Classified Assets

As at December 31, the Bank and its subsidiaries classified assets consist of investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, which are categorized in compliance with the regulations of the Bank of Thailand, including their analysis of each loan and appraisal of the financial standing of each borrower as follows:

(Million Baht)

Consolidated

2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	368,825.7	-	-	0.1	368,825.8
Special Mention	11,170.2	-	-	-	11,170.2
Sub-Standard	11,928.1	-	-	-	11,928.1
Doubtful	17,688.2	-	-	-	17,688.2
Loss	83,707.1	7,298.7	1,626.9	1,610.6	94,243.3
Total	493,319.3	7,298.7	1,626.9	1,610.7	503,855.6

(Million Baht)

Consolidated

2000

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	357,806.3	-	-	-	357,806.3
Special Mention	9,520.6	-	-	-	9,520.6
Sub-Standard	14,824.3	-	-	-	14,824.3
Doubtful	14,253.4	-	-	-	14,253.4
Loss	113,216.5	6,889.0	1,040.5	1,484.7	122,630.7
Uncollectible	5.5	-	-	-	5.5
Total	509,626.6	6,889.0	1,040.5	1,484.7	519,040.8

(Million Baht)

	The Bank 2001				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	395,389.6	-	-	-	395,389.6
Special Mention	10,204.6	-	-	-	10,204.6
Sub-Standard	11,427.1	-	-	-	11,427.1
Doubtful	17,668.5	-	-	-	17,668.5
Loss	46,313.0	5,384.0	1,544.0	1,460.9	54,701.9
Total	481,002.8	5,384.0	1,544.0	1,460.9	489,391.7

(Million Baht)

	The Bank 2000				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	394,064.3	-	-	-	394,064.3
Special Mention	9,118.6	-	-	-	9,118.6
Sub-Standard	14,686.5	-	-	-	14,686.5
Doubtful	14,166.6	-	-	-	14,166.6
Loss	59,924.4	5,389.7	991.0	1,415.8	67,720.9
Uncollectible	5.5	-	-	-	5.5
Total	491,965.9	5,389.7	991.0	1,415.8	499,762.4

4.11 Premises and Equipment and Surplus on Fixed Assets Revaluation

The Bank's land and buildings were revalued by an independent appraisal company in September 2000 based on the market values of land and buildings with the exception of buildings constructed by the Bank which were valued based on the replacement cost. From this revaluation, the Bank had an additional surplus on land and buildings revaluation amounting to Baht 5,662.6 million resulting in an overall surplus on land and buildings revaluation as at December 31, 2000 of Baht 9,472.1 million (before deduction of deferred tax liabilities amounting to Baht 2,841.6 million) which was shown in shareholder's equity. Also, the Bank had losses on revaluation of land and buildings amounting to Baht 794.9 million, which shown in the statement of income in 2000. This additional surplus has been considered as the Bank's tier 2 capital in the amount of Baht 5,970.2 million since February 9, 2001.

Premises and equipment for the year ended December 31, 2001 are summarized as follows:

(Million Baht)

Consolidated

2001

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer at	Ending Balance	Beginning Balance	Depreciation	Disposal	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land													
Cost	3,213.9	-	1.8	3,212.1	-	-	-	-	564.3	1.2	563.1	2,649.6	2,649.0
Revalued cost in 2000	6,018.7	-	-	6,018.7	-	-	-	-	-	-	-	6,018.7	6,018.7
Building													
Cost	9,427.0	77.8	7.1	9,497.7	2,329.0	285.3	-	2,614.3	354.1	2.9	351.2	6,743.9	6,532.2
Revalued cost in 2000	4,996.6	-	27.0	4,969.6	1,543.2	163.6	27.0	1,679.8	-	-	-	3,453.4	3,289.8
Equipment	11,837.7	1,266.3	208.0	12,896.0	8,286.8	1,126.0	186.3	9,226.5	-	-	-	3,550.9	3,669.5
Others	513.2	1,540.2	1,404.4	649.0	27.6	7.4	0.1	34.9	-	-	-	485.6	614.1
Total	36,007.1	2,884.3	1,648.3	37,243.1	12,186.6	1,582.3	213.4	13,555.5	918.4	4.1	914.3	22,902.1	22,773.3

Depreciation for the Bank and its subsidiaries for the years ended December 31, 2001 and 2000 amounted to Baht 1,582.3 million and Baht 1,750.2 million, respectively, which is presented as premises and equipment expenses in the statement of income (including depreciation of the building revaluation of Baht 163.6 million and Baht 85.9 million, respectively). As at December 31, 2001 and 2000, premises and equipment at total cost Baht 5,196.9 million and Baht 3,816.9 million, respectively, were fully depreciated but still in use.

S. Rojvanich

(Million Baht)

The Bank

2001

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer at	Ending Balance	Beginning Balance	Depreciation	Disposal	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land													
Cost	3,118.6	-	1.8	3,116.8	-	-	-	-	546.2	1.2	545.0	2,572.4	2,571.8
Revalued cost in 2000	6,018.7	-	-	6,018.7	-	-	-	-	-	-	-	6,018.7	6,018.7
Building													
Cost	8,763.5	75.2	1.6	8,837.1	2,277.1	264.2	-	2,541.3	248.7	-	248.7	6,237.7	6,047.1
Revalued cost in 2000	4,996.6	-	27.0	4,969.6	1,543.2	163.6	27.0	1,679.8	-	-	-	3,453.4	3,289.8
Equipment	11,816.9	1,263.7	207.8	12,872.8	8,280.4	1,122.0	186.3	9,216.1	-	-	-	3,536.5	3,656.7
Others	471.6	1,522.0	1,404.4	589.2	-	-	-	-	-	-	-	471.6	589.2
Total	35,185.9	2,860.9	1,642.6	36,404.2	12,100.7	1,549.8	213.3	13,437.2	794.9	1.2	793.7	22,290.3	22,173.3

Depreciation for the Bank for the years ended December 31, 2001 and 2000 amounted to Baht 1,549.8 million and Baht 1,722.4 million, respectively, which is presented as premises and equipment expenses in the statement of income (including depreciation of the building revaluation of Baht 163.6 million and Baht 85.9 million, respectively). As at December 31, 2001 and 2000, premises and equipment at total cost Baht 5,172.5 million and Baht 3,797.6 million, respectively, were fully depreciated but still in use.

4.12 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets as at December 31, consist of:

(Million Baht)

	Consolidated	
	2001	2000
Allowance for impairment of investment	13.1	447.2
Allowance for impairment of buildings	1.8	-
Allowance for impairment of properties foreclosed	0.2	116.5
Other liabilities	-	23.9
Total	15.1	587.6

(Million Baht)

	The Bank	
	2001	2000
Allowance for impairment of investment	-	447.2
Allowance for impairment of properties foreclosed	-	116.5
Other liabilities	-	23.9
Total	-	587.6

Deferred tax liabilities as at December 31, consisted of:

(Million Baht)

	Consolidated and The Bank	
	2001	2000
Appraisal surplus	2,792.6	2,841.6
Revaluation surplus on investments	831.1	774.2
Share of profit from investment on the equity method	114.8	78.3
Total	3,738.5	3,694.1

4.13 Deposits

Deposits as at December 31, are classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Current	21,959.6	17,999.2	22,183.2	18,284.2
Savings	241,937.5	208,692.1	242,027.7	208,744.0
Term				
- Less than 6 months	332,681.1	364,993.0	332,681.1	364,993.0
- 6 months and less than 1 year	7,899.8	8,624.8	7,899.8	8,624.8
- 1 year and over 1 year	60,053.7	46,687.6	60,053.7	46,687.6
Total	664,531.7	646,996.7	664,845.5	647,333.6

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Within 1 year	657,986.9	635,554.4	658,300.7	635,891.3
Over 1 year	6,544.8	11,442.3	6,544.8	11,442.3
Total	664,531.7	646,996.7	664,845.5	647,333.6

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	650,635.4	9,974.1	660,609.5	634,920.7	7,556.4	642,477.1
US Dollar	2,957.2	587.8	3,545.0	2,790.5	612.4	3,402.9
Other currencies	330.8	46.4	377.2	232.2	884.5	1,116.7
Total	653,923.4	10,608.3	664,531.7	637,943.4	9,053.3	646,996.7

(Million Baht)

	The Bank					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	650,949.2	9,974.1	660,923.3	635,257.6	7,556.4	642,814.0
US Dollar	2,957.2	587.8	3,545.0	2,790.5	612.4	3,402.9
Other currencies	330.8	46.4	377.2	232.2	884.5	1,116.7
Total	654,237.2	10,608.3	664,845.5	638,280.3	9,053.3	647,333.6

4.14 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) as at December 31, consist of:

(Million Baht)

	Consolidated					
	2001			2000		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	-	473.5	473.5	-	-	-
Commercial banks	363.6	-	363.6	187.0	-	187.0
Other banks	267.8	170.8	438.6	429.8	15.9	445.7
Finance, finance and securities, securities and credit foncier companies	703.1	129.8	832.9	1,397.9	149.6	1,547.5
Other financial institutions	660.1	2,839.9	3,500.0	621.9	2,765.9	3,387.8
Total Domestic	1,994.6	3,614.0	5,608.6	2,636.6	2,931.4	5,568.0
2. Foreign						
US Dollar	388.0	7,616.9	8,004.9	731.0	7,554.3	8,285.3
Yen	4.0	-	4.0	-	-	-
German Mark	3.1	-	3.1	10.4	-	10.4
Other currencies	202.0	-	202.0	357.8	2,016.3	2,374.1
Total Foreign	597.1	7,616.9	8,214.0	1,099.2	9,570.6	10,669.8
Total Domestic and Foreign	2,591.7	11,230.9	13,822.6	3,735.8	12,502.0	16,237.8

(Million Baht)

	The Bank					
	2001			2000		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	-	473.5	473.5	-	-	-
Commercial banks	363.6	-	363.6	187.0	-	187.0
Other banks	267.8	170.8	438.6	429.8	15.9	445.7
Finance, finance and securities, securities and credit foncier companies	703.1	129.8	832.9	1,397.9	149.6	1,547.5
Other financial institutions	668.8	2,839.9	3,508.7	1,209.3	2,765.9	3,975.2
Total Domestic	2,003.3	3,614.0	5,617.3	3,224.0	2,931.4	6,155.4
2. Foreign						
US Dollar	388.0	7,616.9	8,004.9	731.0	7,554.3	8,285.3
Yen	4.0	-	4.0	-	-	-
German Mark	3.1	-	3.1	10.4	-	10.4
Other currencies	202.0	-	202.0	357.8	2,016.3	2,374.1
Total Foreign	597.1	7,616.9	8,214.0	1,099.2	9,570.6	10,669.8
Total Domestic and Foreign	2,600.4	11,230.9	13,831.3	4,323.2	12,502.0	16,825.2

4.15 Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements as at December 31, consist of:

(Million Baht)

	Consolidated and The Bank	
	2001	2000
Government Bonds and the Bank of Thailand Bonds	-	10.0

4.16 Short-Term Borrowings

Short-term borrowings as at December 31, consist of:

(Million Baht)

	Consolidated and The Bank					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	-	-	7,500.0	-	7,500.0
Total	-	-	-	7,500.0	-	7,500.0

4.17 Long-Term Borrowings

Long-term borrowings as at December 31, consist of:

(Million Baht)

	Consolidated and The Bank					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	8,780.5	8,780.5	-	8,584.5	8,584.5
Subordinated Debentures of the Thai Farmers Bank Plc. No.2	20,000.0	-	20,000.0	20,000.0	-	20,000.0
Subordinated debentures cum preferred shares	19,967.1	-	19,967.1	19,967.1	-	19,967.1
Total	39,967.1	8,780.5	48,747.6	39,967.1	8,584.5	48,551.6

4.18 Subordinated Debentures and Warrants

The Board of Directors in its meeting on September 29, 1994 approved the issuance of 7.5 million units of subordinated debentures having a face value of Baht 1,000 each, with a seven-year maturity at a price of Baht 1,000 each totaling Baht 7,500 million carrying a 9.875 percent coupon rate payable semi-annually. On October 12, 2001, the Bank has redeemed those subordinated debentures due to maturity.

The debentures were issued with 75 million warrants, having a five-year maturity, at a price of Baht 40 each totaling Baht 3,000 million. An investor buying one unit of debenture received 10 warrants, each of which can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 188 each. Later the exercised price was changed to Baht 181.692 as effective from August 5, 1996. The subscription period was during October 10-12, 1994. On August 20, 1999, the exercise price was adjusted to Baht 119.764 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. September 30, 1999 was the last day to exercise the right. There were 18 warrants exercised for 27 ordinary shares amounting to Baht 119.764 per share and totaling Baht 3,233. The Bank registered the increase in paid-up capital from Baht 11,765,473,450 to Baht 11,765,473,720 with the Ministry of Commerce on October 13, 1999. The Bank has transferred the remaining warrants as the surplus of the expired warrants on October 1, 1999.

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition, the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. As at December 31, 2001 the warrants have not yet been exercised.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank employees, except for the employees who are directors, under a three-year scheme for offering for sale of securities to Bank employees, except for the employees who are directors and to consider appointing the Selection Committee appointed by the shareholders, and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for the employees who are directors, under a scheme for offering for sale of securities to Bank employees, except for the employees who are directors.

On August 1-31, 2000 the Bank offered the sale of non-transferable and specifying the bearer's name warrants to the Bank employees, except for the employees who are directors under phase 1 in the amount of 18.5 million units at the price of Baht 0 (zero Baht) each. The warrants have a five-year and four-month maturity and each warrant can be exercised for a Baht 10 par value ordinary share at a price of Baht 30 each. The exercise date is the last business day of June and December. The exercise period is from December 28, 2001 to December 30, 2005. The Bank already issued and allocated warrants to the Bank employees and 15.6 million units of warrants were accepted by the employees.

On December 7-28, 2001 the Bank offered the sale of non-transferable and specifying the bearer's name warrants to the Bank employees, except for the employees who are directors under phase 2 in the amount of 5 million units at the price of Baht 0 (zero Baht) each. The warrants have a five-year and one-day maturity and each warrant can be exercised for a Baht 10 par value ordinary share at a price of Baht 30 each. The exercise date is the last business day of June and December. The exercise period is from December 30, 2002 to December 29, 2006. The Bank already issued and allocated warrants to the Bank employees and 3.9 million units of warrants were accepted by the employees.

4.19 Subordinated Debentures Cum Preferred Shares No.1 (Commonly referred to as "SLIPS") and Subordinated Debentures No.2

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999.9 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 32.8 million as a part of shareholders' equity and presents the remaining Baht 19,967.1 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

4.20 Capital Requirements

The ratios of capital funds (Capital Adequacy Ratio) as at December 31, 2001 and 2000 are calculated from the financial statements of the Bank and including risk assets of the Bank's asset management companies, two subsidiaries, consist of:

		(Million Baht)
	2001	2000
Tier 1 Capital		
Issued and fully paid up share capital, premium on share capital, warrants and premium on warrants	78,556.9	78,556.9
Legal reserve	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(87,921.3)	(88,246.2)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier 1 Capital	38,078.0	37,753.1
Tier 2 Capital		
Surplus on land revaluation	4,210.6	2,177.2
Surplus on premises revaluation	1,642.7	379.3
Provision for normal assets	3,736.3	3,617.4
Subordinated debentures	19,039.0	18,876.6
Total Tier 2 Capital	28,628.6	25,050.5
Total Capital Requirements	66,706.6	62,803.6

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	2001	2000
Total Capital Requirements	12.73	11.75
Tier 1 Capital	7.27	7.06

4.21 Legal Reserve

According to Public Company Act, the Bank has to allocate at least 5 percent of net income for the year less accumulated net loss (if any) to become reserved capital until this reserved capital is not less than 10 percent of authorized share capital.

4.22 Other Reserves

The Bank allocates part of net income for the year to become other reserves which is classified/considered as general capital with no specific purpose.

4.23 Bad Debt and Doubtful Accounts

Bad debt and doubtful accounts for the years ended December 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
General customers	(739.2)	(4,704.4)	(1,018.1)	(4,312.3)
Financial institutions	(82.6)	(91.4)	(82.6)	(91.4)
Total	(821.8)	(4,795.8)	(1,100.7)	(4,403.7)

4.24 Loss on Debt Restructuring

Loss on debt restructuring for the years ended December 31, consists of:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Net present value of cash flows lower than investment in receivables	1,815.8	2,980.9	1,681.0	2,980.9
Transferred assets lower than investment in receivables	1,163.8	1,476.3	709.7	1,422.8
Total	2,979.6	4,457.2	2,390.7	4,403.7

4.25 Income Tax

Income tax for the years ended December 31, consists of:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Current income tax expense	32.5	74.7	-	37.1
Deferred income tax expense relating to the				
origination and reversal of temporary difference	628.7	772.8	624.1	772.8
Income tax expense	661.2	847.5	624.1	809.9

The Bank has deferred income tax which are transferred directly to shareholders' equity consisted of:

(Million Baht)

	Consolidated and The Bank	
	For the Years Ended December 31,	
	2001	2000
Deferred income tax relating to appraisal		
surplus revaluation increased (decreased)	(49.1)	1,673.0
Deferred income tax relating to the change		
in value of investment increased (decreased)	56.9	(113.8)

4.26 Assets Pledged as Collateral

Assets pledged as collateral as at December 31, consist of:

(Million Baht)

	Consolidated and The Bank	
	2001	2000
Government bonds	3.6	10.3
State enterprise bonds	28.0	28.0
Total	31.6	38.3

The Bank pledged these assets as collateral for electricity using and borrowing from securities sold under repurchase agreements.

4.27 Contingencies

Contingencies as at December 31, consist of:

(Million Baht)

	Consolidated and The Bank					
	2001			2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	223.0	-	223.0	364.5	-	364.5
Letters of indemnity-						
borrowings	285.9	8,579.3	8,865.2	289.3	11,863.5	12,152.8
Other guarantees	25,377.8	3,613.9	28,991.7	25,356.9	5,351.7	30,708.6
Letters of credit	154.1	6,375.3	6,529.4	209.1	6,828.7	7,037.8
Exchange rate agreements						
Purchase agreements	881.6	26,134.7	27,016.3	1,117.1	21,422.8	22,539.9
Sale agreements	2,414.0	200,291.2	202,705.2	2,361.0	198,080.3	200,441.3
Interest rate agreements						
Purchase agreements	794.3	2,084.0	2,878.3	801.5	-	801.5
Sale agreements	794.3	2,084.0	2,878.3	801.5	-	801.5
Unused credit line of						
overdraft	101,952.2	48.2	102,000.4	97,669.7	53.4	97,723.1
Others	1,125.8	2,656.4	3,782.2	1,441.8	3,199.4	4,641.2
Total	134,003.0	251,867.0	385,870.0	130,412.4	246,799.8	377,212.2

In the normal business, the Bank is a defendant in litigations against the Bank. These include a case of wrongful acts brought against the Bank, claiming Baht 713.9 million as at December 31, 2001. Management believe that the liability, if any, resulting from the litigations will not be material to the Bank's financial position or results of operations.

4.28 Related Party Transactions

4.28.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid up capital as at December 31, are summarized as follows:

(Million Baht)

	Consolidated	
	2001 End of Year	2000 End of Year
Loans		
1. Executive officers	23.6	19.3
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	3,295.0	3,389.6
Total	3,318.6	3,408.9
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	315.7	1,134.5
Total	315.7	1,134.5

(Million Baht)

	The Bank	
	2001 End of Year	2000 End of Year
Loans		
1. Executive officers	23.6	19.3
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	40,275.0	44,774.1
Total	40,298.6	44,793.4
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	315.7	1,134.5
Total	315.7	1,134.5

4.28.2 Related Party

Relationships between the Bank and related parties where control exists as at December 31, consist of:

Company Name	Type of Relationship	% Shareholding 2001	% Shareholding 2000	Type of share	Type of Business
Thonburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Chanthaburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	-	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	68.85%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.28.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank December 31, 2001	The Bank December 31, 2000
Loans		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.		
Beginning balance	23,018.5	22,904.5
Additions	-	1,077.7
Deductions	(2,418.5)	(963.7)
Ending balance	20,600.0	23,018.5

(Million Baht)

	The Bank	
	December 31, 2001	December 31, 2000
- Chanthaburi Asset Management Co., Ltd.		
Beginning balance	18,366.0	19,838.4
Additions	-	531.1
Deductions	(1,986.0)	(2,003.5)
Ending balance	16,380.0	18,366.0
Accrued interest receivables		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	45.5	47.7
- Chanthaburi Asset Management Co., Ltd.	6.1	127.2
Deposits		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	118.2	141.2
- Chanthaburi Asset Management Co., Ltd.	105.1	149.8

(Million Baht)

	The Bank	
	For the Years Ended December 31,	
	2001	2000
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	568.3	805.0
- Chanthaburi Asset Management Co., Ltd.	460.2	645.2

Loans to Thonburi Asset Management Company Limited is 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at December 31, 2001 and 2000, the pledged deposits are Baht 118.2 million and Baht 141.2 million, respectively.

Loans to Chanthaburi Asset Management Company Limited is 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at December 31, 2001 and 2000, the pledged deposits are Baht 105.1 million and Baht 149.8 million, respectively.

As at December 31, 2001 and 2000, the Bank has provided an allowance for doubtful accounts for Thonburi Asset Management Company Limited, classified as normal loans, amounting to Baht 206.5 million and Baht 230.7 million, respectively.

As at December 31, 2001 and 2000, the Bank has provided an allowance for doubtful accounts for Chanthaburi Asset Management Company Limited, classified as normal loans, amounting to Baht 163.9 million and Baht 184.9 million, respectively.

During the year 2000, the Bank sold loans and accrued interest receivables totaling Baht 852.3 million (allowance for doubtful accounts of Baht 387.0 million has been provided for) to Thonburi Asset Management Company Limited, the Bank's 99.99% owned subsidiary, at the price of Baht 465.3 million.

Income and expenses between the Bank, Thonburi Asset Management Company Limited and Chanthaburi Asset Management Company Limited are charged at cost, except for fee income which are charged at market price.

The Bank has provided an allowance for doubtful accounts for related parties using the same basis as general customers and in accordance with the Bank of Thailand's regulations.

4.28.4 Additional transactions occurring between the Bank and related parties, which are charged at market price as normal business conditions, are as follows:

1. Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies as at December 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Loans				
Associated Companies				
- N.C. Associate Co., Ltd.	-	20.0	-	20.0
- Thai Farmers Heller Factoring Co., Ltd.	73.0	168.0	73.0	168.0
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	31.7	30.3	31.7	30.3
- Progress Appraisal Co., Ltd.	27.2	14.0	27.2	14.0
- Progress Land and Buildings Co., Ltd.	-	-	90.2	51.9
- Progress Software Co., Ltd.	19.5	10.9	19.5	10.9
- Thai Administration Services Co., Ltd.	16.9	8.7	16.9	8.7
Associated Companies				
- Processing Center Co., Ltd.	23.6	11.6	23.6	11.6
- Thai Farmers Heller Factoring Co., Ltd.	15.6	20.9	15.6	20.9

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Thai Farmers Assets Management Co., Ltd.	-	-	8.7	587.6
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	3.1	61.1	3.1	61.1
Long-Term Borrowings				
Associated Company				
- Processing Center Co., Ltd.	-	9.9	-	9.9
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	15.3	9.6	15.3	9.6
- Progress Plus Co., Ltd.	12.1	10.7	12.1	10.7
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	79.1	97.7	79.1	97.7
Associated Companies				
- E.S. Industry Co., Ltd.	17.4	16.5	17.4	16.5
- N.C. Associate Co., Ltd.	2.1	13.0	2.1	13.0

Certain subsidiaries and associated companies have entered into 2 years building lease agreements. Rentals are charged at cost. As at December 31, 2001 and 2000, the Bank has rentals according to remaining periods amounting to Baht 5.7 Million and Baht 19.3 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies for the years ended December 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Subsidiary Companies				
Revenues:				
Dividend income	-	-	31.0	22.3
Fee income	-	-	306.0	27.0
Other income	9.0	7.6	9.0	9.9
Expenses:				
Other expenses	533.2	396.3	533.2	396.3

	Consolidated		The Bank	(Million Baht)
	2001	2000	2001	2000
Associated Companies				
Revenues:				
Interest receivable	4.6	4.6	4.6	4.6
Dividend income	193.0	3.4	193.0	3.4
Fee income	1.9	14.4	1.9	14.4
Expenses:				
Other expenses	28.2	30.7	28.2	30.7

The Bank and Merrill Lynch Phatra Securities Company Limited entered into business sale agreements related to investment management services with Thai Farmers Asset Management Company Limited, the Bank's subsidiary company. The Bank agreed to sell its business in connection with the management of provident fund and private funds to such subsidiary company at the price of Baht 265.3 million and Merrill Lynch Phatra Securities Company Limited agreed to sell its business at the price of Baht 273.9 million, and the whole amount has been received in 2001.

3. Assets, liabilities and contingencies between the Bank and business entities, which the directors and key executive officers and close members of the families have significant influence as at December 31, are summarized as follows:

	Consolidated and The Bank	(Million Baht)
	2001	2000
Loans		
- Thai Telephone & Telecommunication Public Co., Ltd.	2,649.0	-
- New Imperial Hotel Public Co., Ltd.	1.7	457.0
- Bangkok Intercontinental Hotels Co., Ltd.	313.1	359.0
- Phoenix Pulp & Paper Public Co., Ltd.	75.0	50.0
- Bangkok Glass Industry Co., Ltd.	-	23.2
- Jutha Maritime Public Co., Ltd.	10.0	10.2
- Indo Worth (Thailand) Ltd.	50.0	-

	(Million Baht)	
	Consolidated and The Bank	
	2001	2000
Deposits		
- Sermsuk Public Co., Ltd.	1,098.6	425.4
- Com - Link Co., Ltd.	61.1	348.1
- Muang Thai Life Assurance Co., Ltd.	219.2	202.3
- Jutha Maritime Public Co., Ltd.	-	10.1
- Siam Motors Parts Co., Ltd.	-	41.8
- Mitsubishi Elevator Asia Co., Ltd.	82.2	87.2
- Bangkok Glass Industry Co., Ltd.	48.8	6.0
- Thai British Security Printing Ltd.	18.5	-
Contingencies		
- Phoenix Pulp & Paper Public Co., Ltd.	193.2	985.0
- Dole Thailand Ltd.	39.0	13.4
- Serm Suk Co., Ltd.	13.0	13.0
- Com - Link Co., Ltd.	59.2	-
- Thai British Security Printing Ltd.	26.1	-
- Thai Telephone & Telecommunication Public Co., Ltd.	131.5	-

4. Assets, liabilities and contingencies between the Bank and the directors and key executive officers or the Bank's employees which have authority and responsibility for planning, directing and controlling the activities of the Bank as at December 31, are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2001	2000
Deposits	484.7	240.6

4.29 Directors' and Executive Benefit

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives salary and bonuses (if any).

4.30 Long-term Lease Agreements

As at December 31, the Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2001	The Bank 2001
Land/building lease agreements	January 1, 2002 – October 17, 2027	500.9	500.9
Vehicle lease agreements	January 1, 2002 – December 31, 2005	585.4	573.1
Total		1,086.3	1,074.0

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2000	The Bank 2000
Land/building lease agreements	January 1, 2001 – October 17, 2027	495.5	495.5
Vehicle lease agreements	January 1, 2001 – April 30, 2002	546.2	532.6
Total		1,041.7	1,028.1

4.31 Changes of Accounting Policy

In 2000, accounting policy changes are shown in the financial statements as follows :

1. In the second quarter of 2000, the Bank changed its accounting policy for investments in subsidiaries and associated companies from the cost method to the equity method to conform with Thai Accounting Standard No.44 "Consolidated Financial Statements and Accounting for Investments in the Subsidiaries", and No. 45 "Accounting for Investments in Associates". The effects of the change of accounting policy were as follows :

(Million Baht)

	Consolidated For the Year Ended December 31, 2000	The Bank For the Year Ended December 31, 2000
Increase (decrease) in investments - net	148.9	(1,541.2)
Decrease in loans and accrued interest receivables - net	(8,637.2)	-
Increase in net income	28.7	1,604.3
Increase in unrealized gain on revaluation of investment	6.0	3.8
Increase in deficit at the beginning of year	8,523.0	3,149.3

The adjustments to the deficit at the beginning of year in the consolidated financial statements for the year ended December 31, 2000 included an adjustment to record the additional allowance for doubtful accounts made on sale of loans to a subsidiary company in 1999. This allowance was previously treated as an intercompany transaction and was reversed in the consolidated financial statements as if no transaction had occurred on the basis of the selling price, which was agreed between the Bank and the subsidiary company. The selling price represented the value determined under the circumstance that there was no fair value benchmark.

2. The Bank fully adopted Thai Accounting Standard No.56, Income Taxes in accounting for deferred tax. This change affected the financial statements as follows :

	(Million Baht)
	Consolidated and The Bank
	For the Year Ended December 31, 2000
Increase in deferred tax liabilities	3,694.1
Decrease in appraisal surplus	2,841.6
Decrease in unrealized gain on revaluation of investment	774.2
Increase in deficit at the beginning of year	54.0
Decrease in net income	24.3

3. The Bank changed its accounting method for appraisal surplus shown in the shareholder's equity; when surpluses arising on the revaluation of fixed assets are realized, the Bank now transfers these directly to retained earnings rather than through the statement of income ,to conform with the revised Thai Accounting Standard No.32 " Property, Plant and Equipment ". This change affected the financial statements as follows:

	(Million Baht)
	Consolidated and The Bank
	For the Year Ended December 31, 2000
Decrease in net income	85.9

4.32 The Financial Position and Results of Operations Classified by Domestic and Overseas Business

The financial position and results of operations classified by domestic and overseas are summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,580.2	31,462.4	787,042.6	(12,443.6)	774,599.0
Interbank and money market items - net (assets)	151,915.1	13,189.8	165,104.9	-	165,104.9
Investments - net	106,291.2	16,809.5	123,100.7	-	123,100.7
Loans	475,211.8	1,275.0	476,486.8	-	476,486.8
Deposits	664,223.3	308.4	664,531.7	-	664,531.7
Interbank and money market items (liabilities)	6,230.6	7,592.0	13,822.6	-	13,822.6
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	Consolidated				
	December 31, 2000				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	745,689.2	29,094.7	774,783.9	(7,271.2)	767,512.7
Interbank and money market items - net (assets)	157,435.1	14,607.7	172,042.8	-	172,042.8
Investments - net	83,156.6	12,565.2	95,721.8	-	95,721.8
Loans	494,894.7	1,246.1	496,140.8	-	496,140.8
Deposits	645,692.6	1,304.1	646,996.7	-	646,996.7
Interbank and money market items (liabilities)	6,694.5	9,543.3	16,237.8	-	16,237.8
Borrowings	47,467.1	8,584.5	56,051.6	-	56,051.6
Contingencies	377,022.1	10,105.7	387,127.8	(9,915.7)	377,212.1

(Million Baht)

	The Bank December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,366.6	31,462.4	786,829.0	(12,443.6)	774,385.4
Interbank and money market items-net (assets)	151,406.0	13,189.8	164,595.8	-	164,595.8
Investments - net	96,655.8	16,809.5	113,465.3	-	113,465.3
Loans	464,865.0	1,275.0	466,140.0	-	466,140.0
Deposits	664,537.1	308.4	664,845.5	-	664,845.5
Interbank and money market items (liabilities)	6,239.3	7,592.0	13,831.3	-	13,831.3
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	The Bank December 31, 2000				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	746,253.8	29,094.7	775,348.5	(7,271.2)	768,077.3
Interbank and money market items-net (assets)	157,440.1	14,607.7	172,047.8	-	172,047.8
Investments - net	71,212.0	12,565.2	83,777.2	-	83,777.2
Loans	479,473.7	1,246.1	480,719.8	-	480,719.8
Deposits	646,029.5	1,304.1	647,333.6	-	647,333.6
Interbank and money market items (liabilities)	7,281.9	9,543.3	16,825.2	-	16,825.2
Borrowings	47,467.1	8,584.5	56,051.6	-	56,051.6
Contingencies	377,022.1	10,105.7	387,127.8	(9,915.7)	377,212.1

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	37,662.8	1,757.5	39,420.3	(417.8)	39,002.5
Interest expense	19,901.2	1,943.6	21,844.8	(417.8)	21,427.0
Net income (expense) from interest and dividend	17,761.6	(186.1)	17,575.5	-	17,575.5
Non-interest income	7,662.7	515.6	8,178.3	-	8,178.3
Non-interest expense	23,930.5	143.9	24,074.4	-	24,074.4
Income before income tax	1,493.8	185.6	1,679.4	-	1,679.4

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2000				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	38,777.9	2,267.5	41,045.4	(118.4)	40,927.0
Interest expense	23,760.7	1,922.5	25,683.2	(118.4)	25,564.8
Net income from interest and dividend	15,017.2	345.0	15,362.2	-	15,362.2
Non-interest income	6,616.9	400.3	7,017.2	(14.7)	7,002.5
Non-interest expense	19,800.9	434.8	20,235.7	(14.7)	20,221.0
Income before income tax	1,833.2	310.5	2,143.7	-	2,143.7

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,478.6	1,757.5	38,236.1	(417.8)	37,818.3
Interest expense	19,901.2	1,943.6	21,844.8	(417.8)	21,427.0
Net income (expense) from interest and dividend	16,577.4	(186.1)	16,391.3	-	16,391.3
Non-interest income	6,487.7	515.6	7,003.3	-	7,003.3
Non-interest expense	21,618.2	143.9	21,762.1	-	21,762.1
Income before income tax	1,446.9	185.6	1,632.5	-	1,632.5

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2000				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	38,598.3	2,267.5	40,865.8	(118.4)	40,747.4
Interest expense	23,760.7	1,922.5	25,683.2	(118.4)	25,564.8
Net income from interest and dividend	14,837.6	345.0	15,182.6	-	15,182.6
Non-interest income	6,294.6	400.3	6,694.9	(14.7)	6,680.2
Non-interest expense	19,368.2	434.8	19,803.0	(14.7)	19,788.3
Income before income tax	1,764.0	310.5	2,074.5	-	2,074.5

4.33 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to their financial position, or to their intention not to meet the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting more qualified loans is able to determine the appropriate return given the risk level of the loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the borrowing objectives as key factors in the approval and may obtain sufficient collateral or other securities where appropriate as a mean of mitigating the risk of financial losses from defaults. To maximize the effectiveness of the credit approval process, the credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for reviewing customers' credit rating and performance on all approved transactions on a regular basis. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and restructured to retain maximum benefits of the organization.

Of "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items-contingencies.

A maturity analysis of off-balance sheet items (contingencies) as at December 31, 2001 and 2000 are as follows:

(Million Baht)

	Consolidated and The Bank					
	2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	223.0	-	-	-	223.0
Letters of indemnity-borrowings	254.9	301.1	21.5	1,167.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,862.7	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	6,529.4

(Million Baht)

	Consolidated and The Bank					
	2000					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	364.5	-	-	-	364.5
Letters of indemnity-borrowings	1,326.1	24.2	227.0	2,125.9	8,449.6	12,152.8
Other guarantees	2,385.6	5,506.6	5,080.3	2,424.1	15,312.0	30,708.6
Letters of credit	-	7,037.8	-	-	-	7,037.8

Market risk

Market risk is the risk that changes in interest rates, foreign exchange rates, or securities' prices will have an effect on the Bank's funding costs, investment position, and foreign currency position, resulting in a loss to the Bank. Market risk for the Bank can be categorized as foreign exchange risk ,equity position risk and interest rate risk.

1. Foreign exchange risk

Foreign exchange risk is a risk that occurs from the change in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are completed with customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

2. Equity position risk

Equity position risk is a risk that arises from the change in the price of equity or common stock which may cause volatility in the Bank's earning or fluctuation to the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investment, but to divest any equity position which is not directly related to the main banking business. The Bank manages and monitors the market situation closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

3. Interest rate risk

Interest rate risk refers to the risk that arises from the change in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuation in the value of the Bank's financial assets and liabilities both in the current reporting period, and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting the assets and liabilities structure that will maximize the return under the acceptable risk level, and best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) for fixed and floating interest rates (MLR, MOR, and MRR) as at December 31, are as follows:

(Million Baht)

	Consolidated		The Bank	
	2001	2000	2001	2000
Fixed interest rate	65,106.5	34,207.8	58,589.5	30,681.2
Floating interest rate	424,027.3	470,871.2	420,197.5	458,976.8
Total Loans (including financial institutions)	489,133.8	505,079.0	478,787.0	489,658.0

Followings are interest-earning financial assets and interest-bearing financial liabilities of the Bank and its subsidiaries which average balances are calculated by using beginning and ending balances. The average interest and dividend rates represent the years ended December 31, 2001 and 2000 respectively:

(Million Baht)

	Consolidated					
	2001			2000		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	168,614.6	5,109.7	3.03	133,673.2	4,838.8	3.62
Securities purchased under resale agreements	1,950.0	145.4	7.46	12,000.0	594.6	4.96
Investments	114,796.4	5,509.7	4.80	106,895.1	6,089.4	5.70
Loans	486,313.8	28,237.7	5.81	500,917.6	29,404.2	5.87
Total	771,674.8	39,002.5	5.05	753,485.9	40,927.0	5.43
Interest-bearing Liabilities						
Deposits	655,764.2	14,619.5	2.23	627,775.1	18,329.4	2.92
Interbank and money market items	15,030.2	1,012.6	6.74	19,981.6	1,330.3	6.66
Securities sold under repurchase agreements	5.0	20.7	1.06	5.0	0.4	0.89
Borrowings	52,399.6	5,774.1	11.02	55,480.1	5,904.7	10.64
Total	723,199.0	21,426.9	2.96	703,241.8	25,564.8	3.64

(Million Baht)

	The Bank					
	2001			2000		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	168,362.6	5,101.5	3.03	133,416.3	4,827.1	3.62
Securities purchased under resale agreements	1,950.0	145.4	7.46	12,000.0	594.6	4.96
Investments	101,643.9	4,615.1	4.54	92,056.8	5,039.7	5.47
Loans	473,429.9	27,956.3	5.91	485,599.5	30,286.0	6.24
Total	745,386.4	37,818.3	5.07	723,072.6	40,747.4	5.63
Interest-bearing Liabilities						
Deposits	656,089.6	14,619.5	2.23	628,033.6	18,329.4	2.92
Interbank and money market items	15,328.3	1,012.6	6.61	20,279.7	1,330.3	6.56
Securities sold under repurchase agreements	5.0	20.7	1.06	5.0	0.4	0.89
Borrowings	52,399.6	5,774.1	11.02	55,480.1	5,904.7	10.64
Total	723,822.5	21,426.9	2.96	703,798.4	25,564.8	3.63

Financial assets and liabilities classified by maturity of interest repricing as at December 31, 2001 and 2000 are as follows:

(Million Baht)

Consolidated

2001

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items (assets)	1,063.3	159,333.5	221.1	412.6	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,319.5	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,339.5	1,473.8	180,647.5	476,486.8
Customers' liability under Acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	21,876.8	-	664,531.7
Interbank and money market Items (liabilities)	1,038.6	5,117.6	6,113.3	-	1,553.1	-	13,822.6
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

(Million Baht)

Consolidated

2000

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest Bearing	Stop accrued	Total
Cash	-	-	-	-	11,959.1	-	11,959.1
Interbank and money market items (assets)	2,345.4	167,171.6	527.8	335.7	1,727.9	-	172,108.4
Securities purchased under resale agreements	-	200.0	-	-	-	-	200.0
Investments	-	13,285.5	8,278.0	46,811.7	10,306.1	23,077.3	101,758.6
Loans	221,798.2	73,451.6	109.8	1,088.9	1,138.6	198,553.7	496,140.8
Customers' liability under Acceptances	-	-	-	-	705.7	-	705.7
Deposits	211,065.9	386,680.0	22,150.6	11,442.3	15,657.9	-	646,996.7
Interbank and money market items (liabilities)	1,483.7	953.7	4,036.9	7,511.4	2,252.1	-	16,237.8
Securities sold under repurchase agreements	-	10.0	-	-	-	-	10.0
Borrowings	-	-	7,500.0	48,551.6	-	-	56,051.6
Bank's liability under acceptances	-	-	-	-	705.7	-	705.7

(Million Baht)

	The Bank 2001						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.4	-	12,142.4
Interbank and money market items (assets)	948.1	158,938.8	221.1	412.6	4,091.2	-	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,135.4	15,423.9	1,324.4	115,786.5
Loans	275,124.1	52,019.0	2,862.9	1,339.5	1,473.8	133,320.7	466,140.0
Customers' liability under Acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,110.5	362,772.4	31,317.4	6,544.8	22,100.4	-	664,845.5
Interbank and money market items (liabilities)	1,047.3	5,117.6	6,113.3	-	1,553.1	-	13,831.3
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

(Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
			The Bank 2000				
Cash	-	-	-	-	11,959.1	-	11,959.1
Interbank and money market items (assets)	2,345.6	167,167.8	527.8	335.7	1,736.5	-	172,113.4
Securities purchased under resale agreements	-	200.0	-	-	-	-	200.0
Investments	-	13,285.5	8,278.0	46,811.7	18,470.9	655.2	87,501.3
Loans	221,798.2	114,836.0	109.8	1,088.9	1,138.6	141,748.3	480,719.8
Customers' liability under Acceptances	-	-	-	-	705.7	-	705.7
Deposits	211,117.8	386,680.0	22,150.6	11,442.3	15,942.9	-	647,333.6
Interbank and money market items (liabilities)	2,071.1	953.7	4,036.9	7,511.4	2,252.1	-	16,825.2
Securities sold under repurchase agreements	-	10.0	-	-	-	-	10.0
Borrowings	-	-	7,500.0	48,551.6	-	-	56,051.6
Bank's liability under acceptances	-	-	-	-	705.7	-	705.7

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liabilities Management Sub-committee.

A maturity analysis of financial assets and liabilities as at December 31, 2001 and 2000 are as follows:

(Million Baht)

	Consolidated					
	2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.5	12,142.5
Interbank and money market items (assets)	4,714.8	159,389.1	221.1	412.6	383.3	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	11,764.5	18,989.8	5,974.1	82,183.0	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	173,714.1	-	476,486.8
Customers' liability under Acceptances	-	611.5	-	-	-	611.5
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	664,531.7
Interbank and money market items (liabilities)	2,591.7	5,117.6	6,113.3	-	-	13,822.6
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

(Million Baht)

	Consolidated 2000					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	11,959.1	11,959.1
Interbank and money market items (assets)	3,647.1	167,205.4	527.8	335.7	392.4	172,108.4
Securities purchased under resale agreements	-	200.0	-	-	-	200.0
Investments	976.8	8,712.6	9,293.6	72,595.9	10,179.7	101,758.6
Loans	213,229.3	94,010.6	7,868.7	181,032.2	-	496,140.8
Customers' liability under Acceptances	-	705.7	-	-	-	705.7
Deposits	226,723.8	386,680.0	22,150.6	11,442.3	-	646,996.7
Interbank and money market items (liabilities)	3,735.8	953.7	4,036.9	7,511.4	-	16,237.8
Securities sold under repurchase agreements	-	10.0	-	-	-	10.0
Borrowings	-	-	7,500.0	28,584.5	19,967.1	56,051.6
Bank's liability under acceptances	-	705.7	-	-	-	705.7

(Million Baht)

	The Bank					
	2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.4	12,142.4
Interbank and money market items (assets)	4,600.5	158,994.3	221.1	412.6	383.3	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	655.2	18,783.6	5,555.1	75,421.2	15,371.4	115,786.5
Loans	161,795.2	135,036.2	7,895.1	161,413.5	-	466,140.0
Customers' liability under Acceptances	-	611.5	-	-	-	611.5
Deposits	264,210.9	362,772.4	31,317.4	6,544.8	-	664,845.5
Interbank and money market items (liabilities)	2,600.4	5,117.6	6,113.3	-	-	13,831.3
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

(Million Baht)

				The Bank 2000		
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	11,959.1	11,959.1
Interbank and money market items (assets)	3,652.2	167,205.3	527.8	335.7	392.4	172,113.4
Securities purchased under resale agreements	-	200.0	-	-	-	200.0
Investments	976.8	8,712.6	9,293.6	50,058.1	18,460.2	87,501.3
Loans	173,139.6	133,597.6	7,083.1	166,899.5	-	480,719.8
Customers' liability under Acceptances	-	705.7	-	-	-	705.7
Deposits	227,060.7	386,680.0	22,150.6	11,442.3	-	647,333.6
Interbank and money market items (liabilities)	4,323.2	953.7	4,036.9	7,511.4	-	16,825.2
Securities sold under repurchase agreements	-	10.0	-	-	-	10.0
Borrowings	-	-	7,500.0	28,584.5	19,967.1	56,051.6
Bank's liability under acceptances	-	705.7	-	-	-	705.7

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from selling their financial assets or the estimated cost of redeeming their financial liabilities. Fair values are based on market value or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities as at December 31.

(Million Baht)

	Consolidated			
	2001		2000	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Cash	12,142.5	12,142.5	11,959.1	11,959.1
Interbank and money market items - net	165,104.9	165,104.9	172,042.8	172,042.8
Securities purchased under resale agreements	3,700.0	3,700.0	200.0	200.0
Investments - net	123,100.7	124,299.1	95,721.8	96,959.4
Loans and accrued interest receivables - net	425,452.3	425,452.3	442,929.3	442,929.3
Customers' liability under acceptances	611.5	611.5	705.7	705.7
Financial Liabilities				
Deposits	664,531.7	664,531.7	646,996.7	646,996.7
Interbank and money market items	13,822.6	13,822.6	16,237.8	16,237.8
Liabilities payable on demand	3,455.5	3,455.5	2,250.8	2,250.8
Securities sold under repurchase agreements	-	-	10.0	10.0
Borrowings	48,747.6	48,391.0	56,051.6	55,283.8
Bank's liability under acceptances	611.5	611.5	705.7	705.7
Accrued interest payable	3,685.2	3,685.2	4,153.6	4,153.6

(Million Baht)

	The Bank			
	2001		2000	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	12,142.4	12,142.4	11,959.1	11,959.1
Interbank and money market items – net	164,595.8	164,595.8	172,047.8	172,047.8
Securities purchased under resale agreements	3,700.0	3,700.0	200.0	200.0
Investments – net	113,465.3	114,663.6	83,777.2	85,014.8
Loans and accrued interest receivables - net	439,542.6	439,542.6	458,203.8	458,203.8
Customers' liability under acceptances	611.5	611.5	705.7	705.7
Financial Liabilities				
Deposits	664,845.5	664,845.5	647,333.6	647,333.6
Interbank and money market items	13,831.3	13,831.3	16,825.2	16,825.2
Liabilities payable on demand	3,455.5	3,455.5	2,250.8	2,250.8
Securities sold under repurchase agreements	-	-	10.0	10.0
Borrowings	48,747.6	48,391.0	56,051.6	55,283.8
Bank's liability under acceptances	611.5	611.5	705.7	705.7
Accrued interest payable	3,685.2	3,685.2	4,153.6	4,153.6

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liability under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, and since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield of borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transaction by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to gain from price differences or net market price changes.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions for hedging the customer's exposure is comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counter parties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to gain from price movement in the short-term market.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

Derivatives as at December 31, are as follows:

(Million Baht)

	Consolidated and The Bank 2001			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	222,823.5	306.8	223,130.3	708.5
Cross Currency Swaps	4,828.1	1,763.1	6,591.2	977.0
Interest Rate Swaps	794.3	2,084.0	2,878.3	26.9
Total	228,445.9	4,153.9	232,599.8	1,712.4

(Million Baht)

	Consolidated and The Bank 2000			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	214,542.7	106.3	214,649.0	(4,974.2)
Cross Currency Swaps	1,885.9	6,446.3	8,332.2	1,009.5
Interest Rate Swaps	-	801.5	801.5	57.6
Total	216,428.6	7,354.1	223,782.7	(3,907.1)

4.34 Reclassification of Accounts

Certain accounts in the financial statements for the year 2000 have been reclassified to conform with the presentation in the financial statements for the year 2001.